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DAT : 9/13/04


Annual Report 2004

the future of entertainment and media

johnn c
communications


the future of
entertainment
and media

index


vision

to be an integrated
entertainment
and
media group
that is
globally
competitive
and dominant
in the
African continent


DURBAN



Group structure

as at 31 March 2004




our
people

ıajor interests

Home Entertainment CEO Fay Amaral	Music CEO Charles Kuhn	Africa CEO Brian Pottinger
 NU METRO Home Entertainment	Gallo Music Group Gallo Music Publishers Downtown STUDIOS	

ı" businesses –
oyalty administration, etc.)


Entertainment
Logistics
Services


C D T

resources, IT, facilities, etc.

Group structure

as at 31 March 2004

Divisions -

Media
CEO Mike Robertson


Sunday Times
I-Net Bridge
ELLE
THE HERALD
SundayWorld
Daily Dispatch
Financial Mail
BUSINESSDAY
SUMMIT

Books & Maps
CEO Brian Wootton


STRUIK
MapStudio
LOVELL JOHNS
NEW HOLLAND
BOOKSITE AFRIKA
BOOK DISTRIBUTORS

Retail
CEO Fred Withers


EXCLUSIVE BOOKS
NU METRO
Theatres



NU METRO

20th CENTURY FOX

Nu Metro Film Distribution

Group "platfor
(warehousing, distribution,

Support services – human

Associated companies


CTP

36,15%


mnet

26,03% **


super sport

26,03% **

Note: Except where indicated interest is 100%.

* BusinessDay, Financial Mail & Summit are owned 50% through BDFM Publishers.

■ I-Net Bridge is owned effectively 83,3%.

** M-Net SuperSport increased subsequent to year-end to 38,6%.

◆ SundayWorld owned 50%, subsequent to year-end increased to 90,5%.

Compact Disc Technologies is owned 60%.

Directorate



Directorate *(continued)*


2
5
1
3
6
7
8
10
4
9
12
11

1. M E RAMANO (50)
Non-Executive Chairperson
Appointed 28 June 2001
Non-executive director since 26 February 1997. Mashudu Ramano is a member of the National Empowerment Consortium, an entrepreneur and director of various companies.

2. A C G MOLUSI (42)
BJourn; MA
Executive: Group Chief Executive Officer
Appointed 1 October 2001
Previously a journalist, followed by appointments in media and communications in Government. Connie Molusi was appointed as a director at Johnnic Publishing Limited in November 2000 and Chief Executive Officer in April 2001. He was appointed Group Chief Executive Officer of Johnnic Communications Limited on 17 March 2003. Other major directorships include Electronic Media Network Limited, SuperSport International Holdings Limited and Caxton & CTP Publishers and Printers Limited.

3. P C DESAI (49)
BCom; BCompt (Hons); CA(SA)
Executive: Group Finance & Operations Director
Appointed 1 May 2002
Previously Group Finance & Operations director of Johnnic Publishing Limited, Prakash Desai was appointed Group Financial Director of Johnnic Communications Limited on 1 May 2002. Effective 1 July 2003, he was appointed Group Finance and Operations Director. Other major directorships include Electronic Media Network Limited, SuperSport International Holdings Limited, Caxton & CTP Publishers and Printers Limited and the Wits Health Consortium.

4. N JACOBSOHN (51)
BA (Unisa); SMDP (Oxford)
Executive: Group Marketing Director
Appointed 1 October 2001
A journalist by training, Neil Jacobsohn has worked for the group in various capacities for 20 years. These include Senior Editor of the Financial Mail, Managing and Deputy Editor of BusinessDay, Deputy Chief Operating Officer of Johnnic Publishing Limited and Chief Executive Officer of Johncom's digital operations (Johnnic e-Ventures). He was appointed Group Marketing Director in July 2003.

5. P M JENKINS (44)
BCom; LLB
Executive: Group Business & Corporate Affairs Director
Appointed 1 September 1999
Previously a partner at Webber Wentzel Bowens for 14 years prior to joining the Johnnic group in September 1999. Paul Jenkins was the Chief Executive Officer of Johnnic Entertainment Limited and is presently executive director of Johnnic Communications Limited responsible for group corporate and business affairs. Other directorships include Electronic Media Network Limited, SuperSport International Holdings Limited and Caxton & CTP Publishers and Printers Limited.

6. C B BRAYSHAW (68)
CA(SA); FCA
Non-Executive Director
Appointed 21 August 2003
Retired managing partner and chairperson of Deloitte & Touche, Colin Brayshaw is chairperson of Coronation Investments and Trading Limited, and non-executive director of various companies including Johnnic Holdings Limited, AngloGold Limited, Anglo American Platinum Corporation Limited and Datatec Limited.

7. T A WIXLEY (64)
BCom; CA(SA)
Independent Non-Executive Director
Appointed 24 June 2002
Tom Wixley is former chairperson of Ernst & Young, joint author (with Prof G Everingham) of "Corporate Governance", and former member of various professional committees. Member of the following boards: African Life Assurance Company Limited, Anglo American Platinum Corporation Limited (Deputy Chairperson), Corpcapital Limited and Department of Justice.

8. T R A OLIPHANT (58)
MAP
Non-Executive Director
Appointed 21 August 2003
Tommy Oliphant was in the employ of the Metal and Electrical Workers Union of South Africa from 1970 to 1994 and rose through the ranks to the position of General Secretary. Thereafter, he joined Fedsure Life in 1995 (which was taken over by Investec in 2001) as National Sales Manager, Negotiated Benefits. He left in April 2002 to become an executive director at Aventura Resorts after being appointed chairperson of Aventura in January 2002. Other major directorships include Johnnic Holdings Limited, and he is Chairperson of Airports Company South Africa.

9. W S MOUTLOATSE (35)
BCom
Non-Executive Director
Appointed 21 August 2003
William Moutloatse worked for First National Bank in Cape Town from 1993 to 1994 and in 1995 he joined First National Trust in Johannesburg as a Portfolio Advisor. He joined Standard Corporate Merchant Bank in 1996 and was a Portfolio Manager from 1998 to 2000. He joined Transnet Pension fund as a Senior Manager responsible for equities and bonds in 2000. Other major directorships include Johnnic Holdings Limited.

10. J R D MODISE (37)
BCom; BAcc; CA(SA); MBA; AMP (Harvard)
Non-Executive Director
Appointed 19 February 1998
Jacob Modise is currently Chief Operating Officer of Johnnic Holdings Limited. He was the Group Finance Director for four years. He serves on the boards of Eskom Limited, the Land and Agricultural Development Bank, Allied Electronics Corporation Limited and is an advisory board member of the Nelson Mandela Children's fund.

11. D M MASHABELA (41)
Independent Non-Executive Director
Appointed 24 June 2002
Dennis Mashabela is currently a specialist consultant in corporate and brand strategy, marketing and communications, after an 18 year career spent with multi-national advertising agencies and local advertising agency start-ups.

12. K C RAMON (36)
BCompt; BCompt (Hons); CA(SA); SEP (Harvard)
Non-Executive Director
Appointed 17 March 2003
Christine Ramon is currently Financial Director of Johnnic Holdings Limited. Prior to joining the Johnnic group in 1995, she was audit manager at Coopers & Lybrand both in South Africa and in Italy. She was seconded as Deputy Finance Director to the Independent Electoral Commission in 1994. Other major directorships include the National Health Laboratory Service.

Chairperson's statement



In my commentary last year, I stated that Johnnic Communications Limited (Johncom) was on the road to value-building growth. The results for the year ended 31 March 2004 vindicate that statement, and I thank the management and all the staff of our company for an excellent performance in a year marked by enormous challenge and change.

RESULTS

The strong increase in attributable and headline earnings comes on top of the better results of the previous two years, and indicate that the trend of value-building growth which we set as our goal is now in place.

It is particularly pleasing to be able to reward our shareholders with a 33% increase in the dividend from 30c to 40c per share.

This growth did not come without effort and pain. Our strategic vision was that Johncom's strength would emerge from the integration of previously-diverse businesses into a tightly-managed and efficient whole, a process we described as "breaking down the silos" of three business divisions that previously operated independently.

Over the past months, we have achieved this. It has meant a complex and often difficult overhaul of the group, with major changes in management and structure. But clearly, it has been worth the effort.

INTERNATIONAL AND NATIONAL MARKET TRENDS

Johncom operates in important business sectors. In a recent study, PriceWaterhouseCoopers (PWC) estimated that the entertainment and media sectors constituted a US$1,1 trillion industry in 2002. PWC accurately anticipated modest growth in 2003 and, encouragingly, predicts higher growth in 2004-2007, reflecting improved global economic conditions and a more stable political environment.

Certainly Johncom's recent experience in the market confirms this. All our businesses benefited from robust economic activity over the 2003 Christmas season, which has continued into the first half of 2004. We believe that our group is now streamlined and ready for further growth.

SOUTH AFRICAN SOCIO-POLITICAL ENVIRONMENT

The fact that South Africa has now enjoyed 10 years of a stable political environment is in no small way a contributing factor to the improved economic climate. It was particularly pleasing to see this year's general elections take place smoothly and peacefully, and we congratulate our country's President and the African National Congress on its election victory. We look forward to continuing stability and economic improvement.

Johncom is very much part of transformation in South Africa, and our improved employment equity figures are a source of satisfaction. Details are provided in the Human development and employment equity report that follows, but in summary, fully 82% of our total staff are now drawn from previously disadvantaged communities. Our board and management too, are reflective of our society. More remains to be done, but an excellent foundation has been laid.

EMPOWERMENT

It was thus gratifying that Johncom was ranked the top company in the media sector in the Financial Mail/Empowerdex "Top Empowerment Companies" survey earlier this year, and 15th overall amongst the country's top 200 listed companies.

I am deeply sensitive to the importance of empowerment in the media and entertainment sectors, and it is critical that Johncom, as a leading player in these markets, retains its empowerment status.

REGULATORY ENVIRONMENT

Part of transformation of our society is the need for government to constantly review regulatory policies affecting business, in our case the entertainment, and particularly the media industries.

In this regard, Johncom has submitted its views on cross-media restrictions to the Independent Communications Authority of South Africa (ICASA). We note with appreciation the relaxation of

REGULATORY ENVIRONMENT *(continued)*

restrictions that has already occurred, but submit that more flexibility is required. Current regulations still create bottlenecks in terms of creating critical mass, in an industry that is deeply sensitive to economic fluctuations. We trust our views will be seriously considered by the authorities.

CORPORATE GOVERNANCE

Johncom is proud of its record on sound corporate governance, which was recognised when Johncom became one of only 51 companies to be admitted to the JSE Securities Exchange South Africa's Socially Responsible Investment (SRI) index, which recognises excellence in "triple bottom-line reporting" – financial, environmental and social.

In this regard, I note research from the United States that "governance funds" – i.e. funds investing in companies that practice sound corporate governance – are among the top performers, and trust our commitment to corporate governance will in time bring its own rewards in terms of market recognition.

PIRACY

A subject of great concern to our group is theft of intellectual property, or piracy. This is a rapidly growing problem in South Africa. It affects Johncom's music and film businesses in particular.

Estimates are that piracy last year cost the South African film industry, in which Nu Metro is a major player, R200 million or more.

It is deeply worrying that many people seem to regard piracy as a "victimless crime". The industry has evidence that organised criminal syndicates are behind the mass smuggling of many thousands of counterfeit DVDs and video games into our country.

Piracy is nothing less than serious theft. It is a crime that impacts right across our society, from government, which loses taxation and custom duties, to the retail sector, which loses sales, to legitimate entertainment businesses which lose customers, and right down to individual consumers, who, in buying pirated goods from street sellers, markets and certain outlets, end up with inferior goods. The only winners are the criminals.

Johncom management has identified combating piracy as a top priority and is working closely with industry bodies and the authorities, including police, courts, customs officials, revenue authorities and trade officials, to bring the criminals behind this activity to justice and to clean up our streets, in keeping with our commitment in winning the bid to stage the 2010 World Soccer Cup.

GROWTH PLANS

We have stated before that Johncom operates in generally mature markets in South Africa, although there is clearly still room for growth and margin improvement. Thus the strategy we have undertaken to extend our brands and expertise into the African continent.

Our vision is to become a truly African company, and a start has been made, with our first operations in countries including Kenya, Ghana and Nigeria.

Our experience to date is that operating in African markets is often complex and subject to delays, but good returns are expected to be made from the right investments. Johncom's approach is to find good local partners to assist the entry of our brands into new markets.

The board has committed an amount of R50 million to African expansion over this year and next year, a reasonably small sum in relation to group turnover, which indicates a cautious and prudent approach.

CONCLUSION

Our positioning statement for Johnnic Communications is "The future of entertainment and media". With the hard work that we have undertaken over the past year, and with market conditions looking encouraging, I believe that future is upon us. I thank our shareholders and directors for their continued support and guidance, and our staff for their commitment and dedication.

MASHUDU RAMANO
CHAIRPERSON
30 July 2004

Group Chief Executive Officer's statement



The year under review has been one of the most eventful in Johncom's recent history. In our last annual report, we detailed plans to restructure Johncom into six logical business units within a single integrated entertainment and media business. This was implemented as of 1 July 2003, following approval of our strategy by the board. The results for the year ended 31 March 2004 confirm our belief that the integration strategy would deliver cost savings and operating efficiencies.

RESTRUCTURING

The restructuring process has been successfully completed. In the process of "breaking down the silos" of the former publishing, digital and entertainment businesses, and collapsing the duplicate head offices and infrastructures, a number of staff have been retrenched or have left the group, and a number of businesses closed or sold. This is in keeping with a determined management strategy to "close, fix or sell" under-performing businesses.

Our new executive and management team approached the task with steadfastness, and Johncom today is a cleaner, stronger group because of it. I thank my colleagues and staff for their professionalism.

STEPS IMPLEMENTED HAVE INCLUDED:

- The closure of Gallo House in Johannesburg and moving staff and businesses to Johncom House in Rosebank and Map Studio in Rivonia which resulted in savings of 4 048m^2 of rental space.
- The Johnnic Digital, Publishing, Entertainment and Nu Metro head offices were closed and integrated into a smaller, streamlined single group head office.
- The Digital division was incorporated into the new Media division and restructured largely through the disposal of non-performing businesses.
- A comprehensive site-by-site review of revenue from Nu Metro Theatres against fixed lease and operating costs resulted in the closure of some sites and an impairment of some leases and assets.
- Further, Johncom's involvement in the IMAX Theatres business was reviewed, with a possible eventual exit.

These impairments were effected at the financial year-end date, with the current year's full costs being included in the operating results. Johncom thus enters the new year with a clean balance sheet and strong businesses that should all perform satisfactorily.

Indeed, all of our core businesses are now contributing positively, with the exception of Africa (still in the investment phase) and Nu Metro Theatres, which has undergone the review described above, and which should move into profit in the 2004/2005 financial year.

RESULTS

The results for the financial year-ended 31 March 2004 were marked by an improvement in margins and management of costs. As a result, Johncom moved from a net debt of R54 million last year to net cash of R299 million, which puts us in a strong position to take advantage of consolidation opportunities in the market. Subsequent to year-end, Johncom committed R287 million to increasing its shareholding in M-Net/SuperSport to 38,6%, which we believe will have long-term value.

The performance of our individual business units is covered in the Divisional review which follows. The following highlights are worthy of mention:

Media

Virtually all our newspaper titles performed strongly in the second half, and particularly in the last quarter, on the back of a global recovery in advertising spend. Happily, this is continuing into the new year.

The Sunday Times benefitted from a refocus after the appointment of a new editor, and it was pleasing to see our Eastern Cape publications recover strongly, with Dispatch Media in East London delivering record results.

Retail

Our decision to cluster our two retail businesses, Exclusive Books and Nu Metro Theatres, into a single unit under the guidance of the

RESULTS *(continued)*

Retail *(continued)*

experienced Exclusive Books management team, is starting to bear fruit. Exclusive Books performed well again over the year, while Nu Metro, despite the difficulties mentioned above, was able to improve its market share and position itself for a recovery.

Books and Maps

Our Books and Maps division, operating in several territories, is always subject to currency fluctuations, but performed reasonably, with the exception of our UK cartographic operation Lovell Johns. Strong remedial action has been taken and we expect a change of fortunes from this business.

Music

Our Gallo Music team performed very well to increase both revenues and profits at a time when music units sales globally are static or declining.

Home Entertainment

Changes in the product mix from VHS to DVD, with consequently lower margins, continues to affect this operation. In addition, copyright theft, or piracy, is becoming a massive problem, costing legitimate operations like our Home Entertainment division many millions of rand in lost revenue and lowering the quality of filmed product in the SA market.

Africa

In the previous financial year, we detailed our plans to pursue opportunities in Africa, particularly in East and West Africa. Our Africa division will continue on a focused and prudent path in developing businesses in major African markets. This is taking longer than we had hoped, largely because of infrastructural and regulatory hurdles, but we remain optimistic that there are good returns to be made for the careful investor.

GROWTH OPPORTUNITIES

Johncom is committed to growth, and continued consolidation in the media industry provided some opportunities during the year. Subsequent to year-end, we have acquired the Sowetan and the remaining 50% of Sunday World. We are delighted that the Competitions' authorities have approved this transaction and are hard at work incorporating these titles into our stable. This positions us as a seven-day-a-week publishing entity, which brings considerable operating efficiencies and enables us to offer advertisers a broader reach into the market.

RADIO

We have openly stated our intention to establish a foothold in radio. While we were unsuccessful in obtaining the New Africa Investment Limited (NAIL) radio assets, we remain committed to this goal. We have made representations to the regulator for more flexibility to enable us to put in place the missing link in our media portfolio.

PROSPECTS

It is our firm belief that Johncom now is positioned for continued growth on the back of our restructuring. Economic conditions are looking favourable and we expect this will continue, as business confidence continues to improve. We expect to continue to grow long-term earnings.

Johncom continues to seek consolidation opportunities. Our strengthened balance sheet positions us to act decisively, as and when opportunities arise in the South African media and entertainment landscape.

CONNIE MOLUSI
GROUP CHIEF EXECUTIVE OFFICER
30 July 2004

Group Finance and Operations Director's report



HIGHLIGHTS

Profit from operations before exceptional items up to R114 million


43%

Basic earnings per share up to 179 cents


106%

Basic headline earnings per share up to 170 cents


13%

Dividends increased to 40 cents per share


33%

A portfolio review under the strategy to "fix, sell or close" unprofitable businesses was completed during the financial period.

A number of businesses were disposed of or closed by the year-end date. The largest single closure was Hammicks Bookstores Limited – a UK-based chain of bookstores, which in the prior financial year had delivered an operating loss of R10 million on a turnover of R652 million. The current financial year contribution of R16 million turnover and an operating loss of R18 million has been presented under disposed operations in the segmental analysis.

The strategy to address unprofitable businesses has largely resulted in revenues from ongoing operations increasing by 6%, whilst profit from operations before exceptional items in respect of the same businesses, increased by 47%.

Jointly, with this strategy, a review of the cost of operations was completed. The rightsizing of businesses has led to a reduction of the overall staff complement and the reduction of some 4 048m², approximating 10% of office space occupied within the group.

The gross profit percentage has increased to 39% from the 36,7% delivered in the prior year. Costs of rightsizing have seen a marginal increase in overheads, which is not expected to re-occur. The group's overheads have reduced to R845 million compared to R1 004 million for the prior year.

With effect from 1 July 2003, the executive and operational management was restructured into six business units. The group legal structure has been amended to follow the management restructuring. The six units have been moved into efficient divisions and corporate entities to mirror the group's operational structure.

The restructuring addresses inefficient funding costs and aligns the tax rate more closely to the standard tax rate.

A complete review of the fair value of all tangible and intangible assets at the major business clusters was completed during the financial period.

Resulting from the review, a number of theatres have been closed and leases and fixed assets at several other sites have been impaired.

ECONOMIC PERFORMANCE

Profit from operations improved by 27%, with improved margins and lower overhead costs from the benefits of closed businesses, offset by a higher negative exceptional charge. The current year has seen the benefit of addressing a number of legacy issues which will also positively impact future earnings.

Net finance income (costs)

After a number of reporting periods where the group incurred net finance costs, net finance income was earned for the current year. Holding company debt, which was tax inefficient, has been eliminated.

Taxation

The group's effective tax rate reduced to 33% when compared to the 57% effective rate for the prior year. Significantly, the effective tax rate of the integrated operating media and entertainment entities, which was previously 174%, now mirrors the standard tax rate of 30%. The sale and closure of loss-making entertainment and e-businesses assisted in improving the effective tax rate.

ECONOMIC PERFORMANCE *(continued)*

Exceptional items

The two major items that contributed to the negative charge of R29 million to the current results were a net surplus realised on the sale of listed equities of R58 million and a charge for the impairment of leases and assets at various theatre sites of R79 million.

All leases at theatres where the expected future revenues were below the expected fixed operating and lease costs, were impaired.

The leases impaired were those entered into during the decade 1989 to 1999 with lease terms of up to 25 years.

The impairment was done at year-end date and there is no impact on the current year's trading results arising from the impairment.

Exceptional items per business grouping are summarised below:

	2004 Rm	2003 Rm
Net loss on disposal of Hammicks	**(6)**	–
Impairment of leases and assets at various Nu Metro Theatres sites	**(79)**	–
Net loss on closure of IMAX Theatres	**(4)**	–
Surplus realised on sale of listed equities	**58**	92
Impairment of goodwill, investments, loans and intellectual capital & other offset by recoupments	**2**	(105)
	(29)	(13)
Share of associated company exceptional items (included in share of profits of associates)	**(3)**	(54)
	(32)	(67)

Share of profit from associates

The contribution to Johncom's attributable after tax earnings per ordinary share from associated companies, M-Net, SuperSport and, CTP for the year was 115 cents. (2003: 98 cents).

In terms of AC 133, the transitional adjustment for fair value in respect of prior years is charged to equity on 1 April 2003. This adjustment exceeded shareholder equity at M-Net and required the carrying value of the investment in M-Net to be fully written down at Johncom.

Profits from M-Net can only be recognised by Johncom after its share of the negative shareholder equity at M-Net is recouped.

The share of profits from associates has, as a consequence of the above, not recognised the current year earnings from M-Net amounting to R21 million, (which is net of an R11 million tax charge).

Currency

The volatility of the rand in the recent past has not had a material influence on the current year's result.

A stronger rand is beneficial to our South African operations for foreign currency input costs but this is offset by the translation into fewer rand earnings from our foreign operations.

Net cash/debt

Net group debt of R54 million at the beginning of the year has been turned to a positive net cash position of R299 million.

	2004 Rm	2003 Rm
Long term liabilities	**(17)**	(28)
Current liabilities	**(100)**	(317)
- call borrowings	**(84)**	(175)
- short borrowings	**(16)**	(142)
Total interest bearing liabilities	**(117)**	(345)
Bank balances, deposits and cash	**416**	291
	299	(54)

Subsequent to the year-end, the group has increased its investment in M-Net/SuperSport to 38,6% at a cost of R287 million, and furthermore, has acquired 90,5% of New Africa Publications, being the holder of 50% of SundayWorld and 100% of The Sowetan.

CONCLUSION

With the strategies employed over the past two years a foundation has been laid to deliver sustainable earnings and growth.



PRAKASH DESAI
GROUP FINANCE AND OPERATIONS DIRECTOR
30 July 2004

Divisional review

MEDIA

Newspaper operations

Sunday Times

Refocus of the Sunday Times under a new editor benefited the title, which improved Ebit by 8,4% for the year. The global upturn in advertising spend was felt in a strong second half, which also saw the introduction of an aggressive cover price hike of 14%. The strength of the title in the market was demonstrated by the fact that this did not impact sales. Circulation held steady with audited sales for July to December 2003 at 505 717, slightly up on the same period for the previous year.

Assisting the strong performance of the Sunday Times was innovative publishing which drastically reduced costly returns, and buoyant advertising sales in February and March.

BDFM

BDFM Publishers experienced a tough year, but recovered to some extent in the second half, to end the year ahead of revised forecasts with a reasonable profit. Strong last quarter sales benefited BusinessDay, which also saw its audited circulation for the period July to December 2003 improve slightly on the previous year to 42 057. Despite reader surveys indicating satisfaction with the publication, the Financial Mail is still lagging, both in circulation at 26 691 and revenue.

Summit television performed well, is now contributing positively, and promises further growth.

Eastern Cape

A revival of economic fortunes in the Eastern Cape benefited both the Port Elizabeth and East London titles.

In Port Elizabeth, The Herald and Weekend Post improved revenue and circulation to close with an Ebit 179% better than last year. Audited circulation for The Herald held steady at 30 050 for the July to December 2003 period, and the Weekend Post saw a pleasing growth to 35 212 copies.

Dispatch Media in East London experienced a record year, primarily due to a strong advertising performance which saw its titles producing an EBIT 131% higher than last year. Audited circulations of both the Daily and Saturday Dispatch held steady at 32 770 copies and 27 816 copies respectively.

SundayWorld

SundayWorld continues to enjoy strong circulation, at around the 140 000 mark, despite finding itself in a difficult period of transition while awaiting the outcome of the Competition Tribunal hearing into Johncom's agreement with Nail to acquire the remaining 50% of this title's equity. Subsequent to year-end the approval to acquire this interest plus the Sowetan, was received.

SundayWorld's advertising revenue also grew consistently, delivering a performance 14% better than last year. Now that the title is 100% controlled by Johncom's Media division, strong action to bring SundayWorld to rapid profitability is being undertaken.

Magazine publishing

The extensive restructuring of the Magazine division began to pay dividends, with the division producing a positive Ebit in the second half compared to a considerable loss last year.

Best performer was SA Homeowner. The restructuring of ICT media also saw these titles showing real growth.

The end result was a much-improved full year performance by the division, with losses sharply reduced and the stable poised to deliver positively, although the magazine market remains exceptionally competitive.

Digital operations

The digital operations, formerly housed in Johnnic e-Ventures, were merged into the Media division as of July last year. The "fix, sell or close" strategy adopted by Johncom resulted in the streamlining of these businesses, with operations sold including HealthInSite, ComPress and, subsequent to year-end, TradeWorld.

The remaining core businesses are I-Net Bridge, CareerJunction and MTN Network Solutions, a joint venture with MTN. All three are performing well and contributing positively.

RETAIL

The restructuring saw Johncom's two retail businesses, Exclusive Books and Nu Metro Theatres, clustered into a single Retail division, under the direction of Exclusive's experienced management team.

Exclusive Books

Exclusive Books experienced another successful year, growing both revenue and profit and firmly establishing itself as South Africa's leading specialist book retailer. A 12% "same store" year-on-year growth was reported, and a new store opened in Pietermaritzburg, bringing the regional network (including Botswana and the airport stores) to 33.

Exclusive Books continued to win accolades for its innovative marketing. These include the Grand Prix Apex award, the Gold Apex award (for the advertising campaign which maintained brand over a long period) and Ad Review's Best Campaign of the Year.

Nu Metro Theatres

The cinema exhibition market in South Africa remains difficult, with attendance levels still static. It was thus pleasing that Nu Metro Theatres consistently gained market share over the year.

However, this did not materialise as box office revenues, due to the weaker contribution from several film titles which were expected to perform strongly. This was partially offset by good confectionery sales following the installation of appropriate point-of-sale systems.

During the year management undertook a long-term review of all sites and leases, on the basis of measuring fixed cost commitments against actual performance. This resulted in several sites being closed and a number of other leases and assets being impaired.

In addition, the IMAX business was reviewed and a decision taken to rationalise these operations, thus limiting Johncom's exposure to ongoing losses.

Nu Metro Theatres enters the new financial year with a clean balance sheet and is set to return to profitability.

BOOKS AND MAPS

Book publishing: Africa

Market conditions in South Africa were reasonable with lower interest rates and a strengthening rand boosting consumer spending. Tight cost control also contributed to a reasonable performance, although reduced purchases by the CNA chain impacted revenues. The strength of the rand, plus instability in Zimbabwe, made trading into Africa difficult and exploits into the continent for the year fell short of budget.

Book publishing: International

International publishing operations were obviously affected by the strengthening rand which has reduced the rand amount of their converted earnings. Mixed results emerged:

- The United Kingdom market experienced an excellent year with both a buoyant market and strong product in the trade and non-trade sectors.
- North American markets were dampened by the effects of a struggling US economy and the impact of the war in Iraq. This particularly affected the co-edition market which is important for our UK operation.
- The large markets in Europe, particularly Germany, were depressed for most of the year which has had a negative effect on co-edition sales into the region.
- Performance from the Australian market was reasonable, although results were impacted by

BOOKS AND MAPS *(continued)*

Book publishing: International *(continued)*

very high returns percentages following aggressive selling in the prior year.

- The New Zealand market is dominated by a single chain, Whitcoulls, which traded poorly during the year (and has subsequently been sold to WH Smith). This weak trading impacted our operations negatively.

Mapping

The performance of the division was affected by the poor trading of UK cartographic services company, Lovell Johns, which fell significantly short of budget. This resulted in a major restructure of Lovell Johns, with a replacement of the MD and several staff retrenchments. Benefits are expected to flow through from the second quarter of the 2004/2005 financial year.

Over time, the effect of the growth in electronic mapping must start to affect the paper based product, which, in the meantime, performed reasonably on the back of new travel product. Electronic mapping (through MAPIT) is a high growth area, as new technology, combined with satelite positioning solutions becomes more mainstream and opens up a large number of new applications. Strong growth was experienced and is expected to continue.

Booksite Afrika

Book warehousing and distribution (through Booksite Afrika) continued to show excellent growth over the past year as a result of strong sales by our distribution partners.

HOME ENTERTAINMENT

The division ended the year on a high note, driven by shipping of over 60 000 units in March 2004 of the DVD of the animated Pixar/Disney title "Finding Nemo". This is the biggest shipment in SA on DVD to date, and helped Home Entertainment raise revenue by 5% on the previous year.

Unfortunately this did not translate to the bottom line, with increasing copyright theft (piracy), continued margin pressure from the retail market, and a continued shift in the product mix from VHS to DVD, leading to a decline in profit on the previous year.

On the positive side, a number of key licences were renewed, including Warner, 20th Century Fox, MGM, Disney, Paramount and the BBC. Several of these licences were also extended into Africa.

The division also extended its PC gaming operations, acquiring three new licences from Vivendi Universal Gaming, THQ and Nokia. Gaming is seen as a strong growth market.

MUSIC

Trading results for the Gallo Music group were pleasing, with revenue, profit and market share all increasing. This bucked the trends both in SA, where sales recorded negative real growth, and internationally, where sales of music units fell by 8,6% in 2003.

By contrast, Gallo's consolidated revenues increased by 8% and profits grew by a robust 22%.

The Warner Music International licence was again renewed in the short term, and this unit performed strongly, with a number of titles achieving platinum sales (50 000 units). Two titles, Josh Groban's "Closer", and Brandy's "Full Moon" reached double platinum sales of 100 000 units each.

On the local front, it was pleasing to see Gallo's increased investment into local music over the past two years starting to bear fruit, with revenues increasing well ahead of inflation. As an example, Gallo signed new local hip hop group Skwatta Kamp and achieved sales of more than 33 000 units (gold status).

AFRICA

Johncom took its first steps into Africa with the opening of Nu Metro theatres in Kenya and Ghana. These operations are improving performance on the back of strong product. For example, "The Passion of The Christ" took US$50 000 in box office revenues at the Ghanaian National Convention Centre over the Easter weekend.

Progress in expanding into Africa has been slower than anticipated because of significant infrastructural and regulatory delays. The Johncom board has approved an investment of R50 million over two years, and plans are advanced to open a CD/VCD manufacturing plant in Nigeria, which is the world's third largest movie-producing region, after the USA and India.

Other projects in advanced planning include the opening of media stores in various African countries, linked to Nu Metro theatres, which will sell books, magazines, newspapers, music and filmed entertainment.

Subsequent to year-end Johncom acquired a 51% controlling stake in a Nigerian newspaper, BusinessDay, and is investigating other media opportunities.

Johncom will continue to proceed cautiously into Africa. Whilst conditions are difficult, we continue to believe that prudent investment will in the long term be rewarded.

DISTRIBUTION, MANUFACTURING AND SUPPORT SERVICES

Nu Metro Film Distribution

Nu Metro Distribution scored some notable successes over the year. These included the release of the final title in the "Lord of the Rings" trilogy, as well as "Matrix Reloaded" and, of course, "Monster" featuring South Africa's own Charlize Theron in her Oscar-winning performance.

Nu Metro Distribution, in association with the Sunday Times and associated company M-Net, was successful in bringing Charlize out to South Africa to celebrate the release of the film, with attendant publicity which significantly boosted attendances.

During the year Distribution successfully extended its contracts with Warner Brothers and 20th Century Fox, and extended them to include East Africa.

Compact Disc Technologies

Compact Disc Technologies (CDT) performed well. An increased load of DVD product, as well as audio and CD Rom discs, increased output. CDT has been accredited with IRMA anti-piracy certification and is currently the only such accredited facility in Africa.

Entertainment Logistics Services

Entertainment Logistics Services (ELS), SA's leading distribution platform for music, VHS and DVD product, enjoyed a successful year as a result of increased volumes in the various industries it represents.

ASSOCIATED COMPANIES

Electronic Media Network Limited (M-Net) (26,03%) & SuperSport International Holdings Limited (SuperSport) (26,03%)

M-Net/SuperSport achieved good operating results through cost containment, despite a strengthening rand and the adoption of Accounting Standard AC133, which depressed earnings. The delisting will result in further cost savings.

Caxton and CTP Publishers and Printers Limited (CTP) (36,2%)

CTP continues to achieve commendable growth and operating efficiencies. The closer working relationship with Johncom promises further upside and cost savings for both groups.

Awards

Johncom companies and staff achieved several major awards during 2003/2004. These included:

JOHNCOM COMPANY AWARDS:

- Black Empowerment: Rated top company in the Media sector, and 15th overall, in the Financial Mail/Empowerdex Top Empowerment Companies survey.
- Social Responsibility: Qualified for the JSE Securities Exchange South Africa's Socially Responsible Investment (SRI) index.
- Annual Report: Merit award in the commercial, IT and non-financial services sector in The Southern African Institute of Chartered Secretaries and Administrators Annual Report awards for 2003.

MEDIA AWARDS

- The Sunday Times Lifestyle magazine won the Admag award for best newspaper supplement 2003, for the 6th year in a row.
- Group journalists performed well in the prestigious Sanlam financial journalism awards, with Financial Mail Senior Editor Itumeleng Mahabane winning the top award of overall financial journalist of 2003, the first black journalist to do so. Several others won section awards, including BusinessDay senior editor Hillary Joffe, and the Financial Mail's Ethel Hazelhurst and Stuart Theobold.
- Sunday Times Economics Editor Lukanyo Mnyanda won the Print Section of the Citadel Awards on Money.
- A number of Sunday Times journalists won awards in the Vodacom Journalist of the Year contest. These included Thabo Mkhize and Sthembiso Msomi.
- Journalists from The Herald and Weekend Post also performed well in this competition: Category winners included Guy Rogers of The Herald, Lauren Cohen, Amalie Niland and Nosipho Kota of the Weekend Post.
- Other Sunday Times award winners included Luke Alfred who won the Sport in Society category at the SAB Sport Writers Awards, while investigative team Mzilikazi Wa Afrika and Jessica Bezuidenhout collected several awards for their expose of the Zama forestry deal.
- Summit television award winners in 2003/4 included Lindsay Vine, who won the Motoring TV Journalist of the Year Award from the SA Guild of Motoring Journalists; and business news journalist Karen Johansson, who won the TV category for best energy sector programme in the 2004 Siemens Profile Awards.

MUSIC AWARDS

Gallo Record Company and its artists won a number of accolades at the 2003 SA Music Awards ceremony:

- Miriam Makeba, whom Gallo represents, received three awards: Best music DVD: Miriam Makeba: Live at Bern's Salonger, Stockholm, Sweden 1966; Best Jazz Vocal, Miriam Makeba: Reflections, which also won the award for; Best Adult Contemporary Album English.
- Gallo designer Derick Taljaard received the prize for Best Album Packaging for "Perels voor die Swyne" by Johannes Kerkorrel.
- Skwatta Kamp won the Best Rap Album for Mkhukhu Funkshen.
- Best Adult Contemporary African album was won by Jabu Khanyile with the Wankolota album.
- Best Contemporary Jazz Album was won by Dondo with "Changing Times".
- Lorraine Shannon won the Best Instrumental Album, entitled "Lorraine Shannon".
- The Soul Brothers won the Best Mbhaqanga Album with "Kuza Kuse", and
- The Best Maskandi Album went to Phuzekhemisi, with "We Baba".

RETAIL AWARDS

Exclusive Books

Exclusive Books was widely recognised for its advertising and marketing during the year:

2003 Loeries ceremony:

- Marketing Federation of South Africa - Advertiser of the Year
- Gold Loerie – Newspaper.
- Silver Loerie - Magazine.
- Gold Loerie - Poster.
- Grand Prix – Newspaper.

Cannes 2003

- Silver lion - Press & Poster

Apex awards 2004

- Grand Prix - Best overall entry demonstrating advertising effectiveness.
- Gold - Sustain category (for advertising campaigns that benefited a business by maintaining or strengthening a brand over a long period) .
- Prize for Best Presented entry.
- Prize for the entry that demonstrated the most ingenious response to limited advertising funds .

Financial Mail's AdFocus 2004

- Advertiser of the Year.

Finance Week's AdReview 2004

- Campaign of the Year - Most Strategic Creative Work.

BOOKS AND MAPS AWARDS

- Struik Publishers were awarded the prize Gourmand Best in the World - Illustration Book Category for "Fig Jam and Foxtrot", and Gourmand Best Culinary Professional Cookbook in the World, for "The Collection Cookbook".
- Struik's Westcoast Cookbook won the Gourmand Best Local Cookery Book – English award.
- New Holland Publishers collected the award for Gourmand Best Wine Atlas for "Great Wine Tours of the World".
- UK cartographers Lovell Johns won the International Map & Travel Association Best Atlas and won the Cook, Hammond and Kell Cup for best product for its "Millennium Atlas of Petroleum Geology of the North Sea."

HOME ENTERTAINMENT AWARDS

- Best Synergy Award by 20th Century Fox for James Bond – "Die Another Day": marketing campaign (with Nu Metro Distribution).
- Record DVD sales on the "Lion King" and "Finding Nemo" releases for Disney.

Human development and employment equity report

HUMAN CAPITAL DEVELOPMENT

Johncom's primary business is the management of intellectual property, ranging from the printed word to music, filmed entertainment and mapping. Human capital development is thus a key imperative and is given appropriate attention across the group.

The group's human resources are focused on supporting the six divisions, being Media, Music, Retail, Home Entertainment, Books and Maps, and Africa. Training offered to staff is tailored to divisional needs, with general training centralised to minimize costs.

SUCCESSION MANAGEMENT

Succession planning is a critical aspect of HR development, particularly in view of the specific skills required by our diverse businesses. Succession management methodology has been instituted to focus on identifying and developing competent staff. The goal is to manage risk while giving staff upward mobility.

EMPLOYMENT EQUITY

This remains a non-negotiable goal of Johncom, entrenched at board level as a key performance measure for management. Employment equity in Johncom's terms includes numerical goals as well as the entrenchment of an environment supportive to diverse cultures. HR seeks to provide appropriate human resources expertise to assist with what is often a complex and emotional process.

Johncom has made significant strides from board level through senior and middle management. In overview, the total number of African, Coloured and Asian employees increased over the year under review from 51% to just under 60%. Including white women, the percentage has risen from 79% to 82%. The following graphics reflect the employment equity position within Johncom in more detail.

MAIN BOARD PROFILE


2003
White male 27%
African 46%
Asian 18%
Coloured 9%


2004
White male 33%
African 50%
Asian 17%

DIVISIONAL MANAGEMENT AND PROFESSIONAL PROFILE


2003
African 14%
White male 37%
Coloured 10%
White female 32%
Asian 7%


2004
African 17%
White male 35%
Coloured 8%
White female 31%
Asian 9%

OPERATIONAL STAFF


2003
White male 5%
Asian 9%
African 52%
White female 18%
Coloured 16%


2004
White male 7%
Asian 8%
African 48%
White female 18%
Coloured 19%

HIV/AIDS

The Johncom HIV/AIDS policy

An HIV/AIDS and other serious illnesses policy has been in operation within Johncom for some years, and provides a comprehensive management approach to these illnesses. It is designed to be employee-friendly in that it commits the company to 'creating a supportive environment in which employees with serious illnesses are able to continue working under normal conditions as long as they are medically fit to do so'.

The policy is fully compliant with *The Code of Good Practice on HIV/AIDS* and makes specific undertakings with regard to:

- The prohibition of unfair discrimination;
- Respect of the confidentiality of illness-related information;
- The provision of equitable employee benefits;
- The provision of ill-healtn benefits; and
- Dealing with grievances relating to illness status.

A strategy for managing the HIV/AIDS risk

An integrated workplace strategy for managing the HIV/AIDS risk was adopted in 2002, and implementation begun the same year. This programme incorporates the following:

- Appointment of an HIV/AIDS champion and the creation of a task team to lead internal communication and to spearhead key aspects of the workplace programme;
- A theme-based poster campaign across the group's premises;
- Training which incorporates e-learning through the HealthInSite "AidsInSite" professional management programme, as well as lecture-room training;
- HIV/AIDS presentations as part of the quarterly employee wellness campaigns;
- At least four hours of HIV/AIDS training to all managers;
- HIV/AIDS risk assessment, including an impact assessment of the risk to the business of loss of key staff;
- A knowledge, attitude and practice (KAP) survey;
- Deployment of trained peer counsellors/educators;
- A free condom-distribution campaign;
- A voluntary counselling and testing (VCT) programme; and
- Support of a variety of community outreach projects.

As this is a long-term programme, not all of the aspects listed above have been fully implemented. Further, the integration of the publishing, digital and entertainment businesses into a single corporate entity requires that policies across all the operations are brought into line before full implementation can occur. This is underway.

Monitoring the HIV/AIDS risk at Johncom

Monitoring HIV/AIDS risk takes place as follows:

- Workplace impact assessment;
- KAP survey;
- Monitoring of employee absence;
- Promoting and working with the internal HIV/AIDS support group.

- The workplace impact assessment is a long-term projection of HIV prevalence, AIDS sickness, disability and death, which seeks to predict how the workplace will be impacted by the pandemic.

  A workplace impact assessment was conducted in 2001. Following the integration of the publishing, digital and entertainment entities, a revised and integrated impact assessment has been commissioned and is underway.

- The KAP survey was conducted in September 2002. This survey measures the knowledge levels of employees on HIV/AIDS and the prevalence of attitudes, behaviours and practices which are likely to pre-dispose employees to HIV infection.

- Employee absence is being monitored on a continuous basis. Although not always fully reliable, this does sometimes expose risk areas.

- Johncom has instituted an internal confidential support group, championed by an employee who has declared his status and is living with HIV/AIDS. This group meets fortnightly off-site to provide emotional and therapeutic support to employees with HIV/AIDS. This group is funded from donations from employees and the company.

  Working with the support group champion, management is able to get a good sense of the issues, concerns and the risks faced by our employees who are living with HIV/AIDS.

Support infrastructure

The following support infrastructure is in place:

- The peer educator/counsellor group:

  A total of 17 peer educators have been trained and deployed to service the Gauteng region. They are, firstly, responsible for providing front-line emotional support to employees newly-diagnosed with HIV prior to referring them to outside counselling services.

  Secondly, the peer educators/counsellors are responsible for HIV/AIDS education at the departmental level.

  This initiative is currently being replicated in other regions.

- The company's employee assistance programme (EAP):

  The EAP provides medical and psycho-social support to employees should they be inflicted by any medical condition, including HIV/AIDS, which has a negative impact on their work performance. This programme is underpinned by an employee assistance policy which provides clear guidelines.

- The HIV/AIDS support group, as previously described.

- Access to the Discovery Health HIV/AIDS programme:

  Access to this programme is available to all employees, (being the majority of the workforce), who are members of Discovery Health.

  This programme provides benefits for hospitalisation, terminal care, HIV/AIDS medication and prophylactic treatment.

Corporate social investment report

Johncom continues to make a significant contribution to community well-being and cultural development in South Africa in several ways:

- A formal group corporate social investment (CSI) policy has now been finalised and is awaiting board ratification.
- Regional and divisional initiatives take place at business unit level.
- Educational grants from a media development trust are regularly made.
- Johncom, as a media company, is acutely aware of the responsibility of its publications to the South African society. Our editors are committed in their letters of appointment to supporting a free, open and democratic society and group policy requires that all journalists within the group strive to ensure that their reporting is fair, balanced, accurate and responsible.

GROUP CSI POLICY

The group CSI policy states that Johncom will support community initiatives on two levels:

Group investment

An amount of 1% of after-tax profits is set aside annually for distribution by a corporate social investment committee, chaired by the group CEO and consisting of senior executives, plus an expert outside consultant. This group meets regularly to review applications for assistance aimed at supporting major national and regional initiatives.

Divisional investment

The divisions within Johncom have their own CSI initiatives, as described in this report. These are specifically related to the activities and/or geographical locations of the business units, and are controlled by the divisional CEO or senior executive in a specific region.

AREAS OF FOCUS

Group investment

Johncom has selected three areas of focus, with the goal of making a significant impact, rather than spreading our CSI budget too widely. Areas to which we give priority are:

- Education, training and skills development, in particular literacy;
- Serious illnesses: assistance to victims of serious diseases and their families through credible support structures; including HIV/AIDS orphans and vulnerable children and the efforts of the SA Business Coalition on AIDS (SABCOHA)
- Women's empowerment, focusing on abused women and children.

Johncom's CSI programme does not support commercial ventures, religious organisations, overseas tours and exchanges, individuals, sporting activities or bursaries. However, bursaries are provided in various fields through our HR initiatives.

Support for education

Johncom provides considerable support to educational institutions through a group media development trust. Grants allocated during the year under review included:

- An amount of R4,6 million over five years was awarded towards a new teaching facility for the Rhodes University School of Journalism in Grahamstown. This is in addition to supporting other initiatives at the university, including underwriting several Steve Biko scholarships, a schools festival competition, a chair of new media, a new computer laboratory and computer workstations.
- An amount of R1,2 million over three years was granted to the Johnnic Pearson Journalism training programme, focussing on financial journalism training, the sub-editing process and leadership training to fast-track selected candidates.
- An amount of R555 000 over three years was granted to the University of the Witwatersrand Journalism School to fund a newsroom laboratory to serve as a training newsroom.

INITIATIVES SUPPORTED AT GROUP LEVEL DURING 2003/2004

Prior to the implementation of the formal CSI policy, a group committee reviewed a wide range of applications for assistance and committed a total of R268 000 to several projects. These included:

- KwaZulu-Natal: the Friends of Mosvold Hospital (tertiary education for rural scholars) and the Siyazisiza Trust (community income earning projects).
- Free State/North Western Province: Lesedi Educare (pre-school education) and Thusanang (training and job creation programmes for rural women).
- Gauteng: Sparrows Schools Educational Trust (education and life skills); Johannesburg Child Welfare Society; Food & Trees for Africa (life skills training and community development).
- Western Cape: Cape Town City Mission (life skills training and education); and Orion Organisation (disabled training).
- Mpumalanga: Thembalethu Home-based Care (HIV/AIDS training).

INITIATIVES SUPPORTED AT DIVISIONAL LEVEL DURING 2003/2004

Media

- An Eastern Cape project used funds collected from readers and from the Sunday Times Charity Fund, to supply water for irrigation to small farmers and for teaching locals how to grow their own food.
- ReadRight campaign, an educational supplement sponsored by Liberty and published weekly during school terms and inserted into the full print run of the Sunday Times to provide learning material to schools in newsprint form.

Retail

- Exclusive Books supported the Rally to Read campaign (with cash donations of R42 000) and Exclusive Books staff members have attended these rallies.
- Exclusive Books regularly donates books to public libraries and to Biblionef, an agency creating libraries in areas where children have no or limited access to reading material. At retail value, books donated in the 2003/4 financial year totaled about R1,3 million.
- The Exclusive Books Reading Trust was established in 2003 in conjunction with the opening of the Johannesburg International Airport bookstore. The first amount of R140 000 became available to the Trust at the end March 2004, and is being spent on a container library plus book stock to the Zamimpilo informal settlement alongside Riverlea, south-west of Johannesburg.

Books & Maps

- Books to the annual value of about R130 000 were donated to schools and other organisations. Further, management is planning to launch a bursary in design, editing and publishing skills, valued at about R20 000 in cash and R50 000 in provision of books.

Home Entertainment

- Nu Metro Home Entertainment sponsored the Reach for a Dream project with product to the value of R27 000. Further, it supports the SA Federation against Copyright Theft (Safact).

Music

- The Gallo Music group supports the Topsy Foundation in its fight against HIV/Aids, with R100 000 raised in 2003, plus R500 000 from Phil Collins royalties (also committed in 2004).
- Gallo committed R12 000 in 2003 plus a further R15 000 in 2004 to The Orchestra Company, which provides a musical home to more than 600 children and youth from all communities.
- Gallo also supports the SundayWorld Women's Day with grants of R10 000 in 2003 and R12 000 in 2004 to assist abused women.
- Other donations/sponsorships included R10 000 to the Miriam Makeba Sanctuary, R50 000 to Gallo band performances at charity functions and R6 000 in small donations.

Environment, health and safety report

Johncom is committed to a clean and safe environment and has embodied this in a group environmental policy.

The policy commits Johncom to provide a safe and healthy working environment across all its premises, whether owned or rented. It stresses the group's commitment to minimise the environmental impact of its business activities. This involves integrating pollution control, waste management and rehabilitation activities into business practice.

A consistent clean air and non-smoking policy is in place across all group premises.

Further, as a major consumer of paper, particularly through our newspaper, magazine and book publishing enterprises, Johncom has implemented a paper purchasing policy, which requires that:

- Paper suppliers to Johncom must comply with environmental laws and regulations.
- Where possible, and viable, Johncom favours using paper products with recycled content.
- Johncom works with its suppliers to ensure that the paper it purchases comes from certified, well managed forests. Johncom encourages improvement and promotes the use of independent certification.
- Johncom rejects illegal logging of old growth forests.

FACILITIES MANAGEMENT

Johncom's policy includes guidelines for the management of its various premises. These are in the process of being rolled out across the country. Guidelines include:

Recycling of office paper

Wherever possible Johncom is recycling office paper to ensure that this is not dumped in landfills. Johncom is working closely with an environmental management company to separate harmful waste from recycling waste.

Water and energy usage

Johncom as largely an office-based environment, does not use large quantities of water. It is nonetheless committed to reduce wastage and actively implements water efficiency initiatives, such as repairing leaks and using borehole water for irrigation. Johncom's primary energy sources are electrical and it has started implementation of a basic energy management system, including turning off or reducing energy-consuming devices such as escalators and air conditioning at night and over weekends.

HEALTH & SAFETY

Johncom has health and safety committees in place heading up a team of first aiders and fire marshals. For example, in Gauteng we have 41 trained first aiders responsible for any incidents or accidents in and around the designated areas. Refresher courses are done annually.

We have 39 trained fire marshals in the same region, whose responsibility is to ensure the safety of staff in the event of an emergency or evacuation. Their responsibility has been extended to ensure all fire equipment is serviced regularly and that the fire escapes throughout the operations are accessible at all times.

The Department of Labour does an annual inspection of Johncom's sites and on their last visit Johncom received a 99% rating on housekeeping.

GUIDELINES FOR SUPPLIERS/ BUSINESS PARTNERS ON LABOUR STANDARDS AND HUMAN RIGHTS

Johncom has also implemented guidelines governing the group's relationships with suppliers and business partners.

Labour standards

- Johncom expects its suppliers and business partners not to use workers under compulsory school age.
- Johncom expects its suppliers and business partners not to use compulsory labour such as prison workers.
- Johncom expects its suppliers and business partners not to enforce a forty-five hour plus working week.
- Johncom expects that employees of its suppliers and partners be allowed at least one day off every seventeen days worked.
- Johncom expects that wages and benefits offered by partners comply with prevailing laws and match local practices.

Freedom of association and working conditions

- Johncom expects business partners and suppliers to respect the rights of the individuals in terms of freedom of association.
- Johncom expects business partners and suppliers to offer a safe and healthy work environment.
- Johncom expects business partners and suppliers to demonstrate full compliance with local laws and regulations.
- Johncom supports diversity, and expects business partners and suppliers to do the same.

Commitments to major suppliers

- Johncom selects its suppliers on their ability to do the job and on black empowerment credentials.
- Johncom is committed to building mutually beneficial relationships with its major business partners and suppliers.
- Johncom is committed to provide potential suppliers with clear criteria that it uses to make its decisions on major supply contracts.
- Johncom respects the patents, trademarks, copyrights, proprietary information and trade secrets of its business partners and suppliers.



Brenda
poison

IMPLEMENTATION OF CORPORATE GOVERNANCE PRACTICES

The board of directors of Johncom is committed to the principles of corporate governance as contained in the King Report on Corporate Governance for South Africa – 2002 (King II), with an emphasis on the qualitative aspects of good governance practices and standards. The directors are of the opinion that Johncom complies, other than in the following areas:

Audit and nominations committees: While these committees are comprised solely of non-executive directors, not all are independent within the definition contained in King II as only two directors on the board are regarded as independent for the reasons explained below.

Director and committee evaluation: A self evaluation of the board as a whole has been carried out, but evaluations of the committees and the contribution of each individual director will be undertaken in the coming year.

BOARD OF DIRECTORS

Board structure and meetings

Johncom has a unitary board structure, which is chaired by a non-executive director. Of the 12 board members, eight are non-executive directors, of whom two are independent as the remaining non-executive directors also sit on the board of Johncom's holding company. The other four directors are executive directors.

The board believes that this is an appropriate mix for its circumstances, although it is aware that one female director is an unequal gender representation and this will be addressed when vacancies on the board arise.

The board of directors has quarterly scheduled meetings and additional meetings are held when required. The board is cognisant of its collective accountability and responsibility for the performance of the affairs of the company. The votes of all directors carry equal weight in decision-making. However, the focus of executive directors is more operational, with a bias towards their area of expertise, whereas the non-executive directors play a role in providing independent judgement on strategic issues and major decisions. The board, and directors individually, may take independent professional advice in appropriate circumstances at the company's expense.

The focus of board meetings, which is fully documented in a board charter, is on determining and monitoring strategy, budgets and both operational and financial performance measured against key indicators.

Changes in the directorate are detailed in the directors' report on page 37.

Chairperson and Group Chief Executive Officer

There is a clear division between the roles of Chairperson and Group Chief Executive Officer with the Chairperson taking primary responsibility for the working of the board, while the Group Chief Executive Officer concentrates on the effective and efficient running of the company on a day-to-day basis.

Attendance at board meetings

NAME	09.04.03#	06.05.03#	23.06.03	17.09.03#	22.09.03	24.11.03	15.03.04
M E Ramano (Chairperson)	P	P	P	P	P	P	P
C B Brayshaw*				R	P	P	P
P C Desai	P	P	P	P	P	P	P
N Jacobsohn	P	P	P	P	A	P	P
P M Jenkins	P	P	P	P	P	A	P
D M Mashabela	P	P	P	P	Ab	Ab	A
J R D Modise	P	P	P	P	P	P	P
W S Moutloatse*				A	A	P	P
T R A Oliphant*				A	P	P	P
A C G Molusi	P	P	P	P	P	P	P
L Morake**	P	A	P				
K C Ramon	P	P	P	P	P	P	P
D A Simpson***	P	A	P	P	P		
T A Wixley	P	P	P	P	P	P	P

* Appointed 21.08.03.
** Resigned 16.07.03.
*** Resigned 22.09.03.
# Special board meetings

P - Present
R - Recused
A - Apology
Ab - Absent

BOARD COMMITTEES

The board has established a number of committees to assist it in the discharge of its responsibilities and obligations. The board has documented and approved mandates which delegate specific responsibilities to these committees. The board is aware that this does not detract from its ultimate accountability for the performance and affairs of the company.

The board has in place an approvals framework that specifically reserves matters for its decision, covering items such as the adoption of the strategic direction of Johncom, the appointment of the chief executive officer and certain other key senior executives, approval of periodic financial reports for public disclosure, approval of the business plan, budget and financial policies, review of operating results, risk management strategy, effectiveness of corporate governance practices and policies and significant capital expenditure. The approvals framework also sets out the authority levels of its board committees and its executive management team. All committees regularly report to the board on their activities.

BOARD COMMITTEES *(continued)*

The members of all board committees (other than the executive committee) consist exclusively of non-executive directors, and where possible, independent non-executive directors. During the financial year the board reviewed the composition of its board committees, which resulted in a number of changes. The board is satisfied that all committees have discharged their responsibilities, in accordance with their terms of reference, for the year under review.

Audit committee

The salient responsibilities of the audit committee, as contained in its board mandate, are as follows:

- To review the half-year and year-end results and make recommendations to the board.
- To consider the appropriateness of the accounting policies, disclosure practices, significant provisions and estimates and other potentially controversial issues.
- To assess areas of risk, both financial and operational, the systems of internal controls, the policies and procedures for controlling the company's assets and information systems, the integrity and reliability of the financial reporting process, the staffing of key functions and compliance with regulatory and statutory matters.
- To review the risk philosophy, strategy and policies and ensure compliance with these policies and the overall risk profile of the company.
- To monitor management's response to reported weaknesses in control and deficiencies in systems and monitor the effectiveness of corrective action implemented.
- To review serious cases of fraud, breakdown in controls, reported weaknesses in controls and monitor management's response to these issues.
- To evaluate the independence and effectiveness of the auditors and consider whether any non-audit services rendered by the auditors materially impairs their independence.

All members of the audit committee are financially literate with appropriate experience in the activities of this committee.

The Group Chief Executive Officer and the Group Finance and Operations Director are in attendance at the audit committee. Other members of management are invited as circumstances require. The heads of internal audit and the external auditors attend all meetings of the audit committee, and have unrestricted access to the committee chairperson and members of the audit committee.

Attendance at audit committee meetings

NAME	12.06.03	20.11.03	09.02.04
T A Wixley**** (Chairperson)	P	P	P
C B Brayshaw*****		A	P
D A Simpson***	A		
D M Mashabela	P	A	A
J R D Modise*	A		
W S Moutloatse*****		P	A
M E Ramano			
K C Ramon**		P	P

* Resigned 23.06.03.
** Appointed 23.06.03.
*** Resigned as a member and chairperson on 22.09.03.
**** Appointed chairperson on 22.09.03.
***** Appointed 22.09.03.

P - Present
A - Apology

Remuneration committee

The salient responsibilities of the remuneration committee, as contained in its board mandate, are as follows:

- To determine the company's remuneration philosophy and policy for executive and senior management. Remuneration for executive directors and senior management is agreed upon after reviewing and benchmarking the positions against industry surveys and performance against agreed objectives, both financial and non-financial. Remuneration packages include short and long term incentives. The philosophy and principles of directors' remuneration are addressed in the directors' report on page 34 and 35.
- To determine a suitable performance appraisal system for executive directors.
- To review and recommend a suitable share incentive scheme for executive directors and employees. The remuneration committee has been mandated to recommend a suitable incentive scheme to replace the current share incentive scheme, which will more effectively align the interest of management with those of shareholders.
- To recommend to the board non-executive directors' fees for approval by shareholders. The responsibilities of these directors at both board and committee level is benchmarked against market practices and changes are recommended to the board for consideration and final approval by the shareholders.
- To recommend and implement evaluation processes for the board, directors and board committees.

The Group Chief Executive Officer attends meetings of the remuneration committee, except where it involves decisions regarding his own performance and remuneration. Other members attend where required.

BOARD COMMITTEES *(continued)*

Remuneration committee *(continued)*

At least two meetings of this committee are held annually. One meeting focuses on annual salary increases and the other on the payment of bonuses and share option allocations. Additional meetings are held as necessary.

Attendance at remuneration committee meetings

NAME	20.05.03	20.06.03	23.06.03#	31.07.03	22.09.03	08.03.04	15.03.04#
C B Brayshaw*** (Chairperson)						P	P
T R A Oliphant****						P	A
M E Ramano	A	P	P	P	P	P	P
D A Simpson*	P	P	P	A	P		
T A Wixley**	P	P	P	P	P	P	P

* Resigned 22.09.03.
** Resigned as chairperson but remained a member on 22.09.03.
*** Appointed a member and chairperson on 22.09.03.
**** Appointed 22.09.03.
# Continuation meeting.

P - Present
A - Apology

Investment and restructuring committee

The focus of this committee was to consider and recommend to the board the restructuring of the company which became effective 1 July 2003. This committee also reviews potential acquisitions and disposals in terms of clearly-defined criteria and makes recommendations to the board. Meetings are held when required.

Attendance at the investment and restructuring committee meetings

NAME	20.06.03	22.06.03#	21.07.03	15.10.03	12.12.03	27.01.04
J R D Modise**** (Chairperson)				P	P	P
D M Mashabela	P	P	P	P	P	P
A C G Molusi***	P	P	P			
L Morake*	P	P				
W S Moutloatse*****				A	P	A
M E Ramano	P	P	P	A	A	P
K C Ramon*****				P	P	P
T A Wixley**	P	P	P			

* Resigned 16.07.03.
** Resigned as a member and chairperson on 22.09.03.
*** Resigned 22.09.03.
****Appointed a member and chairperson on 22.09.03.
***** Appointed 22.09.03.
# Continuation meeting

P - Present
A - Apology

Nominations committee

Composition: M E Ramano (chairperson), D M Mashabela, T A Wixley.

The board used to collectively review and decide on appointments to the board. However, during the year under review, a nominations committee was established. The main focus of this committee is to make recommendations to the board on all new executive and non-executive director appointments, taking into account best practice on the composition of the board in general and the balance between executive and non-executive directors, including independent directors.

This committee has not yet met.

Executive committee

Composition: A C G Molusi (chairperson), P C Desai, N Jacobsohn, P M Jenkins, F Amaral, M Cawe, C P Kuhn, D T McGown-Withers, B C Pottinger, M W Robertson, B D Wootton.

As a result of the restructuring of the company during the year under review, the composition of this committee changed on 5 August 2003 to comprise the executive directors, the chief executive officer of each of the six divisions of Johncom and other executives.

The executive committee meets monthly, other than during the months in which a scheduled board meeting takes place. Its key responsibilities are to review and debate issues before referring them to the board, to address business that in the best interests of the company should not be delayed until the next meeting and to decide on routine matters that are not necessary to elevate to the board.

The executive directors are members of the management committees at the divisional level and the governance framework cascades down to this level as well as to subsidiary companies and joint ventures where Johncom has management control.

COMPANY SECRETARIAL FUNCTION

The company secretary is required to provide the directors, collectively and individually, with detailed guidance on their duties, responsibilities and powers. Directors have unlimited access to the advice and services of the company secretary, who plays an active role in the corporate governance process.

The Company Secretary assists the Chairperson and the Group Chief Executive Officer in determining the annual board plan, board agendas, and formulating governance and board related issues. The Company Secretary is also closely engaged in the induction and orientation of new directors providing a comprehensive pack of information relevant to their duties and makes arrangements for them to meet with key executives, visit operations and meet with the company's sponsor.

ACCOUNTABILITY AND AUDIT

External audit

The external auditors are responsible for providing an independent assessment of internal controls and reports on whether the financial statements are fairly presented in conformity with South African Statements of Generally Accepted Accounting Practice and the Companies Act in South Africa. The external auditors offer reasonable, but not absolute, assurance on the accuracy of financial disclosures. The preparation of all financial statements is the responsibility of management and the board.

Consultation occurs between external and internal auditors to ensure an efficient audit process. Co-ordination of efforts involves periodic meetings to discuss matters of mutual interest, the exchange of working papers and management letters and reports, and a common understanding of auditing techniques, methods and terminology. The audit committee sets the principles for recommending the use of the external auditors for non-audit services. This has been limited to 20% of the annual audit fee and the audit committee is of the opinion that this is sufficient to ensure that this does not impact on their independence.

Disclosure of the audit fee and other services provided by the auditors is detailed on page 51 of the financial statements.

Internal audit

The board, under the guidance of the audit committee, is satisfied that the company and the group has an effective internal audit function which operates in accordance with terms of reference established by the board. The internal audit function is provided by an in-house internal audit department as well as the external service provider SizweNtsaluba VSP. Its role and function are defined by the Standards for the Professional Practice of Internal Auditing.

The internal audit provides an independent, objective assurance and consulting activity designed to add value to business processes in the company and the group and to management in a manner that will enhance the company's operations. It assists the company and the group to accomplish its objectives by bringing a systematic, disciplined approach in evaluating the effectiveness of the company and the group's risk management, control and governance processes.

Internal audit plans cover matters identified in risk management assessments as well as issues highlighted by the board, the audit committee, executive directors and senior management. The audit committee approves the internal audit work plan.

Financial and operational controls

Risk governance operates within a strongly defined structure that is agreed upon by the board and monitored by the audit committee. The objectives are to identify the level of risk appropriate to the company and the group, taking into account the need to increase shareholder value through an entrepreneurial culture and ensuring that the company and the group achieves its objectives. Risk identification includes both actual and potential risks. The potential impact of key risks is quantified and measured against a broad set of assumptions.

Mitigation of risks and compensating controls are implemented and monitored. This process is recorded in a critical risk areas document which covers a broad range of issues such as physical and operational risks, human resource risks, technology risks, business continuity and disaster recovery, credit and market risks, and compliance risks. All divisional management committees review and update this document on a quarterly basis.

Key risks are not uniform across the divisions of Johncom due to the diverse nature of the businesses. However, some of the major risks identified are:

- Piracy which impacts sales of DVDs, videos and CDs. The company has responded to this by implementing a national campaign to combat piracy and institutes legal proceedings against the pirates through the industry body SAFACT.
- Loss of key staff, in particular people with experience and knowledge of the industry, is addressed through a retention policy, a focus on upgrading skills and formal succession planning.
- The potential loss of licences is addressed by involving executive directors in the management and nurturing of these relationships.
- Loss of advertising revenue for various publications has been addressed by accessing new revenue streams through innovative projects. The establishment of the Africa division is part of the growth strategy for the company.
- Ageing of presses has been addressed by entering into a joint venture for printing with CTP in Port Elizabeth and KwaZulu-Natal.
- Onerous leases at various theatres are being addressed through re-negotiation of these leases and closure of under-performing sites.
- Theft of cash at retail operations. Criminal proceedings are instituted and security at premises has been increased with camera systems installed at many operations.
- Systems inadequacies are addressed by upgrading systems. A new subscription system was purchased during the year. Other computer systems have either been upgraded or new systems purchased to stay abreast of changing technology and to meet customer needs.
- Technology risks are addressed by ensuring that there is a disaster recovery programme, which is fully documented and tested where possible.
- Macro economic risks are addressed through the implementation of a currency risk policy whereby foreign currency denominated transactions with suppliers and customers are hedged. The company has operations in foreign countries and receives revenue and incurs costs in numerous currencies. As a result, movements in exchange rates affect the company's results. Interest rate risks relating to bank accounts are managed by the treasury function. Interest rate risks relating to investments are managed by the investment and restructuring committee.

ACCOUNTABILITY AND AUDIT *(continued)*

Financial and operational controls *(continued)*

Systems of internal financial controls include written policies and procedures and clearly-defined lines of accountability and responsibility. Performance is measured quarterly against budgets, as approved by the board. Actual results and cashflows are reviewed monthly, compared with budget and reported to the divisional management committees and executive committee.

Operational risks are minimised to acceptable levels by ensuring that the appropriate infrastructure, controls, systems and people are in place across the company and the group. An independent hotline has been implemented at all operations to enable staff to report on any suspected irregularity involving employees, shareholders, consultants and any other third parties that have a business relationship with Johncom. Catastrophe insurance and contingency plans are in place to ensure ongoing product service delivery under adverse conditions.

Directors' responsibility

The directors acknowledge their responsibility for the adequacy of accounting records, the effectiveness of risk management and the internal control environment, the appropriateness of accounting policies supported by reasonable and prudent judgements, and the consistency of estimates and provisions. The directors further acknowledge their responsibility for the preparation of the annual financial statements, adherence to applicable accounting standards, and presentation of related information that fairly presents the state of affairs and the results of the company and of the group.

Going concern

The directors confirm that they are satisfied that the company and the group has adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt the going concern basis for preparing the annual financial statements and the board has minuted the assumptions on which this is based.

INTEGRATED SUSTAINABILITY REPORTING

The company and the group recognise their obligation to contribute to socio-economic goals and social uplift programmes. The company takes into account environmental concerns in the operation of its businesses and is committed to developing operational policies that address the environmental impact of its business activities.

Details of the company and group's integrated sustainability activities are contained in the Human development and employment equity report, the Corporate social development report and the Environmental health and safety report on pages 13 to 17.

BUSINESS ETHICS INCLUDING CODE OF CONDUCT

Directors and employees are expected to comply with a formal code of conduct, which is consistent with the principles of integrity, honesty, ethical behaviour and compliance with all laws and regulations applicable to Johncom. These standards are applied in all dealings with Johncom's stakeholders. Failure to meet these standards may result in disciplinary actions.

Johncom conducts its business through fair and commercially competitive practices and trades with suppliers who subscribe to similar ethical standards.

SHARE DEALINGS BY DIRECTORS AND MANAGEMENT

In line with best practice and the company's regulatory and statutory obligations, directors, management and participants in the Johnnic Communications share incentive scheme may not deal directly or indirectly in the company's shares during specified closed periods. These commence from year-end to the publication of annual financial results and from half-year to the publication of the interim results.

Restrictions on share dealings are also applied to any other period considered sensitive in terms of the requirements of the JSE Securities Exchange South Africa.

COMMUNICATIONS WITH STAKEHOLDERS

The executive directors regularly engage in meaningful and constructive dialogue with major shareholders, institutional investors and media analysts.

Johncom is actively engaged in a variety of industry bodies, such as Print Media South Africa, The South African Federation against Copyright Theft, the Recording Industry of South Africa, Publishing Association of South Africa and the International Map and Travel Association, both through funding and by means of executive directors and senior management taking leading roles in industry issues. The company acknowledges the seriousness of HIV/AIDS. As part of its commitment to participate in addressing HIV/AIDS issues, the Group Chief Executive Officer of Johncom serves on the board of the South African Business Coalition on HIV/AIDS. Further details of the company's activities in relation to its stakeholders is detailed in a series of reports on pages 13 to 17.

Shareholders are encouraged to attend the annual general meeting and put questions to the board and the chairpersons of the audit and remuneration committees. Financial results are published in the press and shareholders receive a copy of these. Extensive information is also provided on the company website www.johncom.co.za.

Group five year review

	2004	2003	2002**	2001*	2000
Income statement – extracts (Rm)					
Revenue	**2 697.9**	3 331,8	5 475.4	10 875,7	8 379,3
Earnings before interest, taxation, depreciation and amortisation (Ebitda)	**208,1**	200,1	954,6	2 887,9	2 189,9
Profit from operations before exceptional items	**114,4**	80,3	434,1	1 588,9	1 454,7
Net finance income (costs)	**13,8**	(32,9)	(117,1)	(264,6)	(269,6)
Taxation	**(95,1)**	(138,6)	(224,0)	(641,4)	(437,5)
Minority interests	**(5,9)**	(15,3)	(93,0)	(524,2)	(619,6)
Attributable earnings	**187,3**	90,2	2 717,6	286,9	282,1
Headline earnings	**177,2**	157,2	242,6	424,2	278,4
Balance sheet – extracts (Rm)					
Property, plant and equipment	**203,1**	327,6	407,9	5 877,3	4 231,5
Intangible assets	**33,9**	25,6	45,2	2 901,7	536,1
Other non-current assets	**1 017,0**	1 013,8	1 116,4	10 759,6	1 089,4
Bank balances, deposits and cash	**416,1**	290,8	243,8	912,4	469,4
Other current assets	**1 049,6**	1 041,2	1 332,7	2 435,4	2 081,7
Total assets	**2 719,7**	2 699,0	3 146,0	22 886,4	8 408,1
Ordinary shareholders' interest	**1 705,9**	1 567,0	1 600,6	4 687,6	669,7
Minority interests	**28,1**	8,2	27,6	9 629,4	1 774,7
Total equity	**1 734,0**	1 575,2	1 628,2	14 317,0	2 444,4
Interest bearing liabilities	**116,9**	344,5	645,0	4 913,9	3 421,7
Non-current non-interest bearing liabilities	**125,8**	115,2	109,7	803,5	599,4
Current non-interest bearing liabilities	**743,0**	664,1	763,1	2 852,0	1 942,6
Total liabilities	**985,7**	1 123,8	1 517,8	8 569,4	5 963,7
Total equity and liabilities	**2 719,7**	2 699,0	3 146,0	22 886,4	8 408,1
Cash flow statement – extracts (Rm)					
Net cash generated from operations	**144,4**	210,5	759,5	3 113,8	1 751,1
Net cash from operating activities	**113,3**	134,5	604,4	2 820,0	1 425,0
Net cash from (used in) investing activities	**264,6**	230,3	(1 126,3)	(7 474,1)	(2 932,6)
Net cash (used in) from financing activities	**(164,4)**	(21,4)	(275,9)	6 207,0	282,1
Net cash and cash equivalents	**332,3**	116,2	(215,6)	647,4	(889,9)
Dividends paid	**(31,3)**	—	—	(107,1)	(88,0)
Cash and non-cash capital expenditure	**59,5**	70,9	365,8	2 390,0	1 637,5



Profit from operations before exceptional items
(R millions)



1 454,7
1 588,9
434,1**
80,3
114,4
2000
2001
2002
2003
2004



Net cash from operating activities
(R millions)



2 820,0
1 425,0
604,4**
134,5
113,3
2000
2001
2002
2003
2004

* The results for the year ended 31 March 2001 have been restated in order to comply with the requirements of AC135, Investment Property. This statement requires assets that are classified as investment property be recognised at cost and depreciated. The assets were previously carried at cost.

** MTN Group Limited unbundled on 9 July 2001.

	2004	2003	2002**	2001*	2000
Performance per ordinary share					
Headline earnings (cents)	**170**	151	233	452	351
Attributable earnings (cents)	**179**	87	2 608	306	356
Dividends (cents)	**30**	—	—	—	94
Net asset value (rand)					
– book value [(1)]	**16,37**	15,04	15,36	44,99	8,48
– based on directors' valuation of underlying investments	**28,28**	17,96	22,65	125,31	255,94
Returns and profitability ratios					
Return on assets (%) [(2)]	**7,1**	3,6	21,6	5,2	12,2
Return on average shareholders' funds (%) [(3)]	**10,8**	9,9	7,7	15,8	27,0
Ebitda margin (%)	**7,7**	6,0	17,4	26,6	26,1
Effective taxation rate (%)	**33,0**	56,8	7,4	44,2	32,7
Solvency and liquidity ratios					
Gearing (%) [(4)]	**(17,3)**	3,4	24,6	27,9	120,8
Interest cover (times) [(5)]	**6,1**	1,3	3,0	4,3	3,7
Current ratio [(6)]	**1,7:1**	1,4:1	1,1:1	0,9:1	0,7:1
Dividend cover (times) [(7)]	**5,7**	—	—	—	3,7
Long term borrowings to total assets (%)	**0,6**	1,0	0,7	17,7	17,9
Share performance					
Number of ordinary shares in issue					
– at year end (000's)	**104 189**	104 189	104 189	104 189	79 284
– weighted average during the year (000's)	**104 189**	104 189	104 189	93 768	79 263
Closing price (cents per share)	**2 062**	1 378	1 250	9 100	18 000
Market capitalisation (Rm)	**2 148,4**	1 435,7	1 302,4	9 481,2	14 271,1
Free float (%) [(8)]	**40,0**	40,0	32,0	12,7	18,5

Definitions

(1) Ordinary shareholders' interest divided by the number of ordinary shares in issue at year-end.
(2) Profit after taxation as a percentage of the average of the opening and closing balances of total assets.
(3) Headline earnings as a percentage of the average of the opening and closing balances of ordinary shareholders' interest.
(4) Interest bearing liabilities (long term and short term) net of positive cash balances, as a percentage of total equity.
(5) Profit from operations before exceptional items divided by finance costs.
(6) Current assets divided by current liabilities.
(7) Total headline earnings divided by total dividend.
(8) Number of ordinary shares held by shareholders with less than 5% shareholding divided by the total number of ordinary shares in issue at year-end.


Gearing ratio
(%)
120,8
27,9
24,6**
3,4
2000
2001
2002
2003
2004
(17,3)
Headline earnings and dividend per share
(cents)
HEADLINE EARNINGS
DIVIDEND
351
94
452
233**
151
170
30
2000
2001
2002
2003
2004

* The results for the year ended 31 March 2001 have been restated in order to comply with the requirements of AC135, Investment Property. This statement requires assets that are classified as investment property be recognised at cost and depreciated. The assets were previously carried at cost.
** MTN Group Limited unbundled on 9 July 2001.

Group cash value added statement

for the year ended 31 March 2004

	2004 Rm	2003 Rm
CASH VALUE ADDED		
Cash value generated from revenue	**2 652,2**	3 350,1
Cost of materials and services	**(1 882,2)**	(2 431,4)
Cash value added by operations	**770,0**	918,7
Finance income	**32,7**	27,0
Cash income from investments	**52,0**	72,0
	854,7	1 017,7
Cash value distributed		
Employees	**625,6**	708,2
Salaries, wages and other benefits	**519,0**	611,7
Employees' tax	**106,6**	96,5
Government		
South Africa		
– Taxes	**179,6**	174,4
Providers of capital	**50,2**	59,9
Dividends paid	**31,3**	—
Finance costs	**18,9**	59,9
Total cash value distributed	**855,4**	942,5
(Utilised) reinvested in the group	**(0,7)**	75,2
	854,7	1 017,7


HOW DO
DID IT

Financials

Index to Annual Financial statements

Statement of directors' responsibilities

The directors are required by the Companies Act to maintain adequate accounting records and to prepare annual financial statements which fairly present the state of affairs of the company and the group as at the end of the financial year and the profit or loss for that year, in conformity with South African Statements of Generally Accepted Accounting Practice and the Companies Act in South Africa. The annual financial statements are the responsibility of the directors and it is the responsibility of the external auditors to report thereon. Their report to the members of the company is set out on pages 32 to 37 of this annual report.

To enable the directors to meet these responsibilities, the board sets standards and implements systems of internal control aimed at reducing the risk of error or loss in a cost-effective manner. These controls include the proper delegation of responsibilities within a clearly defined framework, effective accounting procedures and adequate segregation of duties to ensure an acceptable level of risk. These controls are monitored throughout the group and all employees are required to maintain the highest ethical standards in ensuring that the group's business practices are conducted in a manner which, in all reasonable circumstances, is above reproach. The directors are of the opinion, based on the information and explanations given by management and the internal auditors, and on comment by the independent external auditors on the result of their audit, that the internal accounting controls are adequate to ensure that the financial records may be relied upon for preparing the annual financial statements and maintaining accountability for assets and liabilities.

Nothing has come to the attention of the directors to indicate that any material breakdown in the functioning of these controls, procedures and systems has occurred during the year under review.

The group has complied with South African Statements of Generally Accepted Accounting Practice in preparing the annual financial statements, which are based on appropriate accounting policies, consistently applied, and which have been supported by reasonable and prudent judgements and estimates. The directors are of the opinion that the annual financial statements fairly present the financial position of the company and of the group as at 31 March 2004, and the results of their operations and cash flows for the year then ended.

The annual financial statements have been prepared on a going concern basis and the directors have every reason to believe that the businesses will continue to operate on a going concern basis in the year ahead.

Directors' approval of the annual financial statements

The annual financial statements and group annual financial statements which appear on pages 32 to 79 were approved by the board of directors on 23 June 2004 and are signed on its behalf by:

M E RAMANO CHAIRPERSON	A C G MOLUSI GROUP CHIEF EXECUTIVE OFFICER	P C DESAI GROUP FINANCE & OPERATIONS DIRECTOR

Certificate by the Company Secretary

In terms of Section 268G (d) of the Companies Act, 1973, as amended, I certify that to the best of my knowledge and belief, the company has lodged with the Registrar of Companies for the financial year ended 31 March 2004 all returns required of a public company in terms of the Companies Act, and that these returns are true, correct and up to date.

J R MATISONN
COMPANY SECRETARY
JOHANNESBURG
23 June 2004

Report of the independant auditors

TO THE MEMBERS OF JOHNNIC COMMUNICATIONS LIMITED

We have audited the annual financial statements and group annual financial statements of Johnnic Communications Limited set out on pages 32 to 79 for the year ended 31 March 2004. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

SCOPE

We conducted our audit in accordance with Statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements;
- assessing the accounting principles used and significant estimates made by management; and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

AUDIT OPINION

In our opinion, the annual financial statements and group annual financial statements fairly present, in all material respects, the financial position of the company and the group at 31 March 2004 and the results of their operations and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice, and in the manner required by the Companies Act in South Africa.

Deloitte & Touche

DELOITTE & TOUCHE
REGISTERED ACCOUNTANTS AND AUDITORS
CHARTERED ACCOUNTANTS (SA)
WOODMEAD
23 June 2004

Directors' report

The directors present their report, together with the audited annual financial statements for the year ended 31 March 2004.

NATURE OF BUSINESS

Johnnic Communications Limited ("Johncom" or "the company") has six business units, namely:

Media: comprising newspapers, magazines and digital publishing;
Music: distributors and producers of music content;
Retail: representing the group's interests in Exclusive Books and Nu Metro Theatres;
Home Entertainment: servicing the rental and retail dealers with DVDs, videos and electronic games;
Books and Maps: publishers and distributors of books and maps; and
Africa: representing the group's interests across all businesses in Africa.

These business units are serviced by the Operations platform consisting of Compact Disc Technologies, Entertainment Logistics Services, Associated Music Distributors and Nu Metro Distribution.

ASSOCIATED COMPANIES

Johncom has strategic holdings in the following companies:

Caxton & CTP Publishers and Printers Limited (36,15%), a printing and publishing company.
Electronic Media Network Limited (26,03%), a pay-television network with a subscriber base accross Africa and the adjacent islands.
SuperSport International Holdings Limited (26,03%) provides sports-related television, programming, franchising and merchandising, sports competitions, package travel tours and ownership of sports-related assets such as professional sports teams.

The interests in associated companies, where considered material to the group's financial position and results, are set out on pages 76 to 78 in this annual report.

FINANCIAL PERFORMANCE

Full details of the financial results are set out on pages 38 to 79.

Headline earnings amount to R177 million (2003: R157 million). Group net income attributable to ordinary shareholders amounts to R187 million (2003: R90 million).

SUBSIDIARY COMPANIES

Particulars of major subsidiaries material to the financial position of the group are set out on page 75. The interest of the group in the attributable profits and losses of its subsidiaries after taking into account taxation and outside shareholders' interests for the year ended 31 March was:

	Year ended 31 March 2004 Rm	Year ended 31 March 2003 Rm
Profits	**138,7**	164,8
Losses	**135.4**	206,8

SHARE CAPITAL

There have been no changes in the authorised and issued share capital of the company.

ACQUISITION OF COMPANY'S OWN SHARES

At the last annual general meeting, shareholders gave the company and any of its subsidiaries, a general approval in terms of sections 85 and 89 of the Companies Act, for the acquisition of shares of the company. This authority was not used in the year under review. As this general approval remains valid only until the next annual general meeting, shareholders will be asked at this year's meeting to consider a special resolution to renew this general approval until the following annual general meeting. At present, there are no plans to utilise this general authority but the directors would like the flexibility to do so should the need arise.

SHAREHOLDERS' INTERESTS

The holding company is Johnnic Holdings Limited, which holds 62,48% of the company's ordinary shares. The following registered shareholders held shares in excess of 5% of the ordinary shares of the company:

	Number of shares	**% of issued share capital**
Johnnies Strategic Investment Holdings Limited	37 972 295	36,44
Johnnic Holdings Limited	27 125 901	26,04
Allan Gray – directly and through various funds	6 147 899	5,90

An analysis of the shareholding is provided on page 80.

According to the company's share register, no directors held shares beneficially or non-beneficially, directly or indirectly in the ordinary issued share capital as at 31 March 2004 or subsequent to that date. The total number of share options held by directors was 905 130 at 31 March 2004 (2003: 481 100) which represents 0,87% of the number of shares in issue. These details are reflected on pages 33 to 34 of this report.

THE JOHNNIC COMMUNICATIONS SHARE INCENTIVE SCHEME (the scheme)

The company has a share incentive scheme to provide nominated group executive directors and staff with an additional incentive to contribute to the company's continuing growth and profitability. In terms of the scheme the total number of shares or options which may be allocated for the purposes of the scheme shall not exceed 10% of the total issued ordinary share capital of the company from time to time.

The following information is provided in accordance with the provisions of the share option scheme:

	31 March 2004	31 March 2003
Maximum number of ordinary shares that may be allocated	**10 418 931**	10 418 931
Number of options granted at beginning of year	**3 356 800**	832 700
Number of options granted during the year		
At a subscription price of R11,90	**—**	2 850 500
At a subscription price of R14,69	**2 367 160**	—
Number of options relinquished during the year	**(345 300)**	—
Number of options lapsed during the year	**(704 510)**	(326 400)
Number of options remaining at end of year	**4 674 150**	3 356 800
Number of unissued ordinary shares reserved for the scheme	**5 744 781**	7 062 131

EQUITY COMPENSATION BENEFITS FOR EXECUTIVE DIRECTORS

Share options granted to executive directors in terms of the scheme are detailed below:

Director's name	Balance of share options as at 1 April 2003	Number of share options allocated during the year	Date of allocation	Number of share options relinquished during the year	Balance of share options as at 31 March 2004	Exerciseable number of share options	Allocation price R	Exerciseable date
P C Desai	125 000	112 120	1 July 2003	—	237 120	6 250	135,00	3 Jan 2001
						6 250	135,00*	3 Jan 2002
						6 250	135,00	3 Jan 2003
						6 250	135,00	3 Jan 2004
						20 000	11,90	1 May 2004
						20 000	11,90	1 May 2005
						20 000	11,90	1 May 2006
						40 000	11,90	1 May 2007
						22 424	14,69	1 July 2005
						22 424	14,69	1 July 2006
						22 424	14,69	1 July 2007
						44 848	14,69	1 July 2008

* The share options allocated to directors at a price of R135,00 and R90,00 were allocated prior to the unbundling of MTN Group Limited. Accordingly, each of these options qualifies for 5,3 MTN Group Limited shares and 1,0 Johncom share at the allocation price.

EQUITY COMPENSATION BENEFITS FOR EXECUTIVE DIRECTORS *(continued)*

Director's name	Balance of share options as at 1 April 2003	Number of share options allocated during the year	Date of allocation	Number of share options relinquished during the year	Balance of share options as at 31 March 2004	Exerciseable number of share options	Allocation price R	Exerciseable date
N Jacobsohn	124 800	91 880	1 July 2003	(5 000)**	211 680	5 000	90,00*	2 April 2004
						5 000	90,00	2 April 2005
						9 800	90,00	2 April 2006
						20 000	11,90	1 May 2004
						20 000	11,90	1 May 2005
						20 000	11,90	1 May 2006
						40 000	11,90	1 May 2007
						18 376	14,69	1 July 2005
						18 376	14,69	1 July 2006
						18 376	14,69	1 July 2007
						36 752	14,69	1 July 2008
P M Jenkins	100 000	90 250	1 July 2003	—	190 250	20 000	11,90	1 May 2004
						20 000	11,90	1 May 2005
						20 000	11,90	1 May 2006
						40 000	11,90	1 May 2007
						18 050	14,69	1 July 2005
						18 050	14,69	1 July 2006
						18 050	14,69	1 July 2007
						36 100	14,69	1 July 2008
A C G Molusi	131 300	134 780	1 July 2003	—	266 080	6 300	90,00*	2 April 2003
						6 300	90,00	2 April 2004
						6 300	90,00	2 April 2005
						12 400	90,00	2 April 2006
						20 000	11,90	1 May 2004
						20 000	11,90	1 May 2005
						20 000	11,90	1 May 2006
						40 000	11,90	1 May 2007
						26 956	14,69	1 July 2005
						26 956	14,69	1 July 2006
						26 956	14,69	1 July 2007
						53 912	14,69	1 July 2008

* The share options allocated to directors at a price of R135,00 and R90,00 were allocated prior to the unbundling of MTN Group Limited. Accordingly, each of these options qualifies for 5,3 MTN Group Limited shares and 1,0 Johncom share at the allocation price.

** Mr N Jacobsohn relinquished 5 000 share options for a cash bonus of R370 600 during the course of the year. The amount of the bonus was equivalent to the gain on the exercise of the share options. No other directors relinquished share options in favour of a cash bonus during the year or subsequent to year-end.

DIRECTORS' EMOLUMENTS AND RELATED PAYMENTS

Executive directors are appointed to the board to provide the skills and experience appropriate to direct and manage the group's activities on an international basis. Accordingly, they are remunerated at market related rates which reflect these responsibilities and experience.

Remuneration is reviewed annually with reference to industry surveys and the individual performance of directors. Performance bonuses are linked to financial and operational objectives which are set and agreed upon at the beginning of the financial year with the remuneration committee and the individual executive directors. The financial and operational weightings reflect both group and individual objectives.

DIRECTORS' EMOLUMENTS AND RELATED PAYMENTS *(continued)*

Executive directors participate in a group medical aid scheme and participate in a contributory retirement scheme established by the group. Executive directors also participate in a share incentive scheme linked to the performance of the company. The share incentive scheme is designed to reward executives for achieving sustained increases in earnings and to recognise the contributions of executive directors and senior staff to the growth in value of the company's equity and to promote a retention strategy. Within the limits imposed by the company's shareholders and the parameters set by the remuneration committee, options are allocated to the directors and senior staff annually at a price determined as the latest price prevailing prior to the date of allocations. The options vest after stipulated periods and are exercisable up to a maximum of 10 years from the date of allocation.

The table below provides an analysis of the total emoluments paid to executive directors of the company:

2004

Director's name	Salary R	Benefits R	Retirement and medical benefits R	Bonuses [3] R	2004 Total emoluments R
Executive directors					
P C Desai	1 330 350	74 181	198 672	420 000	**2 023 203**
N Jacobsohn	927 845	146 965	242 046	724 998[1]	**2 041 854**
P M Jenkins	1 141 116	108 079	240 648	758 642	**2 248 485**
A C G Molusi	1 540 956	158 800	207 621	447 000	**2 354 377**
	4 940 267	488 025	888 987	2 350 640	**8 667 919**

2003

Director's name	Salary R	Benefits R	Retirement and medical benefits R	Bonuses [3] R	2003 Total emoluments R
Executive directors					
P C Desai [2]	1 028 230	48 528	148 437	385 000	**1 610 195**
N Jacobsohn	850 355	115 049	214 603	207 413	**1 387 420**
P M Jenkins	1 185 383	110 496	222 861	1 522 698	**3 041 438**
A C G Molusi	1 098 819	148 800	184 071	415 000	**1 846 690**
	4 162 787	422 873	769 972	2 530 111	**7 885 743**

Salary includes cash, consultancy fees and entertainment allowances. Benefits include car scheme.
(1) This amount includes share options relinquished in favour of a cash bonus of R370 600.
(2) Appointed 1 May 2002.
(3) Bonuses paid during the financial year in respect of performance for the prior year.

NON-EXECUTIVE DIRECTORS

Non-executive directors receive a fee for their contribution to the boards and committees on which they serve which is made up as follows:

	Chairperson R	Non-executive directors R
Board meetings	75 000	31 000
Attendance fee	7 500	5 000
Audit committee	29 000	20 000
Attendance fee	5 000	4 000
Remuneration committee	25 000	15 000
Attendance fee	4 000	3 400
Investment and restructuring committee	25 000	15 000
Attendance fee	4 000	3 400

In addition to his board fees, the Chairperson of the board also receives a further R122 080 (2003: R300 000) for other special services.

The current fees are the same as the prior year. A resolution to pay fees to the nominations committee which was established during the year under review is included in the notice of the annual general meeting on page 82 of the annual report.

Directors' report *(continued)*

NON-EXECUTIVE DIRECTORS *(continued)*

The table below provides an analysis of the fees paid to non-executive directors of the company:

Director's name	Director's fees	Fee for special services	Investment & restructuring committee fees	Remuneration committee fees	Audit committee fees	2004 Total fees	2003 Total
	R	R	R	R	R	R	R
M E Ramano	127 500	122 080	25 200	28 600	—	**303 380**	711 164
C B Brayshaw	33 982	—	—	17 116	14 494	**65 592**	—
D M Mashabela	51 000	—	28 600	—	24 000	**103 600**	70 597
J R D Modise [(1)]	66 000	—	24 500	—	4 603	**95 103**	—
L Morake	19 088	—	7 797	—	—	**26 885**	67 000
W S Moutloatse	28 982	—	10 900	—	14 493	**54 375**	—
T R A Oliphant	33 982	—	—	11 270	—	**45 252**	—
K C Ramon [(1)]	66 000	—	17 700	—	23 479	**107 179**	—
D A Simpson	35 500	—	10 000	17 392	13 904	**76 796**	295 200
T A Wixley	66 000	—	19 986	39 215	39 725	**164 926**	103 734
	528 034	122 080	144 683	113 593	134 698	**1 043 088**	1 247 695

(1) These amounts have not been paid directly to J R D Modise and K C Ramon, but to the holding company, Johnnic Holdings Limited, as they are salaried executives of the holding company.

SERVICE CONTRACTS

No executive directors have fixed-term contracts nor do their terms of employment include notice periods in excess of 12 months.

LITIGATION STATEMENT

At the date of this directors' report, there was no material litigation against the group.

DIVIDENDS

On 23 June 2003, a dividend of 30 cents per ordinary share was declared payable on 21 July 2003 to shareholders registered on 18 July 2003.
On 23 June 2004, a dividend of 40 cents per ordinary share was declared payable on 19 July 2004 to shareholders registered on 16 July 2004.

POST BALANCE SHEET EVENTS

With effect from 15 April 2004, the company increased its equity in the linked shares of Electronic Media Network Limited and SuperSport International Holdings Limited from 26,03% to 38,56% for a consideration of R287 million. During the second half of the financial year, Johncom announced the conclusion of an agreement with New Africa Media Holdings (Pty) Limited to acquire 90,5% of New Africa Publications Limited, owner of 50% of SundayWorld and 100% of Sowetan.This is subject to approval by the competition authorities and the results of this aquisition will only be accounted for once the approval is received.

SPECIAL RESOLUTIONS

A special resolution authorising the company, or a subsidiary, by way of a general authority to acquire its own shares was approved at the annual general meeting held on 26 September 2003.

The following special resolutions were passed by subsidiaries:

Exclusive Books (Pty) Limited
Adoption of new articles of association.

Exclusive Books Group (Pty) Limited
Adoption of new articles of association.

Gallo Record Company (Pty) Limited
Conversion of A, B and C shares to ordinary shares.

Johncom Nominees (Pty) Limited
Name changed to Johnnic Communications Africa (Pty) Limited. The main object and business changed to reflect its new business.

Johnnic Entertainment Limited
Name changed to Gallo Africa Limited.

Johnnic e-Ventures Limited
Name changed to Johncom Media Investments Limited.The main object and main business changed to reflect the new business.

SPECIAL RESOLUTIONS *(continued)*

Nu Metro Cinemas (Pty) Limited
Adoption of new articles of association.

Nu Metro Licensing (Pty) Limited
Name changed to Johnnic Communications Rights Management (Pty) Limited.

Route 66 Productions (Pty) Limited
Name changed to Johncom Entertainment Investments (Pty) Limited. The main object and business changed to reflect its business.

Tomstraat Beleggings (Eiendoms) Beperk
Adoption of new articles of association.

Universitas (Pty) Limited
Name changed to Johncom Coastal Distribution (Pty) Limited and adoption of new memorandum of association and articles of association.

DIRECTORS AND SECRETARY

The name of the directors in office are set out on page 3 of the annual report. The following changes to the board of directors took place during the year:

Name	Appointed	Resigned	Retired
L Morake		16 July 2003	
C B Brayshaw	21 August 2003		
T R Oliphant	21 August 2003		
W S Moutloatse	21 August 2003		
D A Simpson			26 September 2003

The names of directors on the various committees of the board are set out in the corporate governance report on pages 19 to 23.

In terms of article 15 of the company's articles of association, Messrs Desai, Jacobsohn, Mashabela and Wixley retire by rotation at the forthcoming annual general meeting. They are eligible and offer themselves for re-election.

The secretary of the company is Ms J R Matisonn. Her business and postal addresses appear on page 84.

DIRECTORS' RESPONSIBILITY AND OPINION

Having considered all statements of fact and opinion in this annual report concerning the company, and the proposed share purchase authority, the directors:

- accept, individually and collectively, full responsibility for such statements;
- consider that to the best of their knowledge and belief there are no omissions of material facts or considerations relating to the company which would make any statement of fact or opinion relating to the company contained in this annual report, false or misleading;
- as far as possible, have made all reasonable enquiries in this regard.

Further, the directors are of the opinion that:

- the issued share capital of the company is adequate for the purposes of the business of the company and its subsidiaries;
- the working capital available to the company and its subsidiaries is sufficient for the group's requirements for the foreseeable future;
- the consolidated assets of the company, fairly valued, in accordance with South African Statements of Generally Accepted Accounting Practice, exceed the consolidated liabilities of the company; and
- the company will be able to pay its debts as they become due in the ordinary course of business.

AUDITORS

Shareholders will be requested to re-appoint Deloitte & Touche as the independent auditors of the company.

Johannesburg
23 June 2004

Income statements

for the year ended 31 March 2004

COMPANY 2003 Rm	COMPANY **2004 Rm**		Notes	GROUP **2004 Rm**	GROUP 2003 Rm
—	**—**	**Revenue**	4	**2 697,9**	3 276,9
—	**—**	Cost of sales		**(1 645,0)**	(2 072,7)
—	**—**	**Gross profit**		**1 052,9**	1 204,2
26,7	**(2,5)**	Operating expenses – net	6	**(844,8)**	(1 004,1)
26,7	**(2,5)**	**Earnings (loss) before interest, taxation, depreciation and amortisation ("Ebitda")**		**208,1**	200,1
—	**—**	Depreciation	7	**(76,6)**	(94,5)
—	**—**	Amortisation	8	**(7,9)**	(10,1)
—	**—**	Goodwill amortisation	15	**(9,2)**	(15,2)
26,7	**(2,5)**	**Profit (loss) from operations before exceptional items**		**114,4**	80,3
65,0	**70,0**	Exceptional items	9	**(28,9)**	(12,9)
91,7	**67,5**	**Profit from operations**		**85,5**	67,4
(68,6)	**(6,8)**	Finance costs	10	**(18,9)**	(59,9)
129,5	**205,3**	Finance income	11	**32,7**	27,0
—	**—**	Share of profits of associated companies		**189,0**	209,6
152,6	**266,0**	**Profit before taxation**		**288,3**	244,1
—	**(0,3)**	Taxation	12	**(95,1)**	(138,6)
152,6	**265,7**	**Profit after taxation**		**193,2**	105,5
		Minority interests		**(5,9)**	(15,3)
152,6	**265,7**	**Attributable earnings**		**187,3**	90,2
		Basic earnings per ordinary share (cents)	13		
		– headline		**170**	151
		– attributable		**179**	87
		Diluted earnings per ordinary share (cents)			
		– headline		**168**	151
		– attributable		**178**	87

Balance sheets

at 31 March 2004

COMPANY 2003 Rm	COMPANY 2004 Rm		Notes	GROUP 2004 Rm	GROUP 2003 Rm
		ASSETS			
		Non-current assets			
—	**—**	Property, plant and equipment	14	**203,1**	327,6
—	**—**	Goodwill	15	**14,5**	19,4
—	**—**	Intangible assets	16	**33,9**	25,6
975,2	**1 043,3**	Interests in subsidiaries	17		
240,1	**250,1**	Interests in associated companies	18	**881,7**	885,8
—	**—**	Investments	19	**0,8**	1,0
—	**—**	Deferred taxation	27	**112,6**	81,4
0,1	**—**	Long-term receivables	20	**7,4**	26,2
1 215,4	**1 293,4**	**Total non-current assets**		**1 254,0**	1 367,0
239,7	**304,4**	**Current assets**		**1 465,7**	1 332,0
—	**—**	Inventories	21	**249,9**	270,9
1,0	**—**	Trade and other receivables	22	**649,1**	608,4
—	**—**	Taxation prepaid		**25,6**	2,4
159,5	**125,0**	Listed equities	23	**125,0**	159,5
79,2	**179,4**	Bank balances, deposits and cash		**416,1**	290,8
1 455,1	**1 597,8**	**Total assets**		**2 719,7**	2 699,0
		EQUITY AND LIABILITIES			
		Capital and reserves			
824,1	**824,1**	Share capital and premium	24	**824,1**	824,1
261,7	**496,1**	Accumulated profits		**204,2**	130,2
41,1	**96,3**	Other reserves	25	**677,6**	612,7
1 126,9	**1 416,5**	**Ordinary shareholders' interest**		**1 705,9**	1 567,0
		Minority interests		**28,1**	8,2
1 126,9	**1 416,5**	**Total equity**		**1 734,0**	1 575,2
—	**—**	**Non-current liabilities**		**142,6**	142,9
—	**—**	Long-term borrowings	26	**16,8**	27,7
—	**—**	Provision for post-retirement medical aid		**121,2**	113,5
—	**—**	Deferred taxation	27	**4,6**	1,7
328,2	**181,3**	**Current liabilities**		**843,1**	980,9
155,6	**155,4**	Trade and other payables	28	**593,9**	585,5
—	**—**	Provisions	29	**101,5**	63,9
—	**0,3**	Tax liabilities		**47,6**	14,7
172,6	**25,6**	Bank overdrafts and other short-term borrowings	26	**100,1**	316,8
1 455,1	**1 597,8**	**Total equity and liabilities**		**2 719,7**	2 699,0

Cash flow statements

for the year ended 31 March 2004

COMPANY 2003 Rm	COMPANY 2004 Rm		Notes	GROUP 2004 Rm	GROUP 2003 Rm
		OPERATING ACTIVITIES			
—	**—**	Cash receipts from customers		**2 652,2**	3 350,1
26,6	**(1,7)**	Cash paid to suppliers and employees		**(2 507,8)**	(3 139,6)
26,6	**(1,7)**	Net cash generated by (used in) operations	31	**144,4**	210,5
(68,6)	**(6,8)**	Finance costs		**(18,9)**	(59,9)
10,5	**4,0**	Finance income		**32,6**	26,9
—	**—**	Taxation paid		**(44,8)**	(43,0)
(31,5)	**(4,5)**	**Net cash from (used in) operating activities**		**113,3**	134,5
		INVESTING ACTIVITIES			
119,0	**201,3**	Income from investments	32	**52,0**	72,0
—	**—**	Finance income		**0,1**	0,1
241,4	**159,7**	Proceeds on disposal of investments	33	**159,7**	249,2
—	**—**	Proceeds on disposal of property, plant and equipment		**1,9**	15,6
—	**—**	Acquisition of property, plant and equipment:	35	**(59,5)**	(70,9)
—	**—**	– To maintain operations		**(53,3)**	(65,8)
—	**—**	– To expand operations		**(6,2)**	(5,1)
—	**—**	Acquisition of intangible assets	16	**(4,2)**	(3,2)
—	**(10,0)**	Acquisition of interest in associated companies and other investments	33	**(10,0)**	(7,3)
—	**—**	Proceeds on disposal of associated company	33	**3,0**	—
—	**—**	Acquisition of minority interests in subsidiaries	33	**(0,8)**	(6,2)
		Net assets of subsidiaries acquired less disposals	34	**109,3**	(28,2)
—	**—**	Net increase in loans to associated companies	33	**(3,5)**	(12,7)
—	**0,1**	Net decrease in long-term receivables and loans		**17,3**	2,3
19,6	**—**	Return of capital by associated companies		**—**	19,6
—	**—**	Net outflow of cash due to disposal of subsidiary		**(0,7)**	—
380,0	**351,1**	**Net cash from investing activities**		**264,6**	230,3
		FINANCING ACTIVITIES			
(16,0)	**0,2**	Net (decrease) increase in borrowings		**(135,3)**	(26,3)
—	**—**	Funding received from outside shareholders		**2,2**	4,9
—	**(31,3)**	Dividend paid		**(31,3)**	—
(16,0)	**(31,1)**	**Net cash used in financing activities**		**(164,4)**	(21,4)
332,5	**315,5**	**Net increase in cash and cash equivalents**		**213,5**	343,4
(391,6)	**(59,1)**	**Cash and cash equivalents at beginning of year**	36	**116,2**	(215,6)
—	**—**	Foreign entities translation adjustment		**2,6**	(11,6)
(59,1)	**256,4**	**Cash and cash equivalents at end of year**	36	**332,3**	116,2

Statements of changes in shareholders' equity

GROUP

	Share capital Rm	Share premium Rm	Accumulated profits Rm	Other reserves Rm	Total Rm
Balance at 31 March 2002	10,4	813,7	69,9	706,6	1 600,6
Adjustments arising on changes in the composition of the group	—	—	(3,4)	24,0	20,6
Attributable earnings for the year	—	—	90,2	—	90,2
Net transfers between reserves	—	—	(26,5)	26,5	—
Net exchange differences arising on translation of foreign entities	—	—	—	(34,9)	(34,9)
Revaluation of listed equities to market value	—	—	—	(55,2)	(55,2)
Fair value adjustment realised on disposal of listed equities	—	—	—	(54,3)	(54,3)
Balance at 31 March 2003	10,4	813,7	130,2	612,7	1 567,0
AC133 transitional adjustment	—	—	(13,5)	(73,0)	(86,5)
Restated Balance at 31 March 2003	10,4	813,7	116,7	539,7	1 480,5
Adjustments arising on changes in the composition of the group	—	—	—	14,6	14,6
Attributable earnings for the year	—	—	187,3	—	187,3
Net transfers between reserves	—	—	(68,5)	68,5	—
Net exchange differences arising on translation of foreign entities	—	—	—	(0,4)	(0,4)
Dividend paid	—	—	(31,3)	—	(31,3)
Revaluation of listed equities to market value	—	—	—	125,2	125,2
Fair value adjustment realised on disposal of listed equities	—	—	—	(70,0)	(70,0)
Balance at 31 March 2004	**10,4**	**813,7**	**204,2**	**677,6**	**1 705,9**
Notes	24	24		25	

COMPANY

	Share capital Rm	Share premium Rm	Accumulated profits Rm	Other reserves Rm	Total Rm
Balance as at 31 March 2002	10,4	813,7	109,1	150,6	1 083,8
Attributable earnings for the year	—	—	152,6	—	152,6
Revaluation of listed equities to market value	—	—	—	(55,2)	(55,2)
Fair value adjustment realised on disposal of listed equities	—	—	—	(54,3)	(54,3)
Balance at 31 March 2003	10,4	813,7	261,7	41,1	1 126,9
Attributable earnings for the year	—	—	265,7	—	265,7
Dividend paid	—	—	(31,3)	—	(31,3)
Revaluation of listed equities to market value	—	—	—	125,2	125,2
Fair value adjustment realised on disposal of listed equities	—	—	—	(70,0)	(70,0)
Balance at 31 March 2004	**10,4**	**813,7**	**496,1**	**96,3**	**1 416,5**
Notes	24	24		25	

Notes to the annual financial statements

for the year ended 31 March 2004

1. PRESENTATION OF FINANCIAL STATEMENTS

These financial statements are presented in South African rands since that is the currency in which the majority of the group's transactions are denominated.

In the current year's financial statements, the following principal accounting policies are consistent in all material respects with those of the previous year, except for the adoption of AC133 Financial Instruments: Recognition and Measurement.

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention, with the exception of the revaluation of property, plant, equipment, listed equities and certain financial instruments in accordance with South African Statements of Generally Accepted Accounting Practice.

The principal accounting policies adopted are set out below.

Basis of consolidation

The group financial statements incorporate the financial statements of Johnnic Communications Limited and all its subsidiaries for the year ended 31 March 2004. Control is achieved where the company has the power to govern the financial and operating policies of an investee enterprise to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the group income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All material intercompany transactions and balances between group enterprises are eliminated on consolidation. The company carries investments in subsidiaries at cost less accumulated impairment losses.

Interests in associated companies

An associate company is an enterprise where the group exercises significant influence over its financial and operating policies, but which it does not control.

Investments in associated undertakings are accounted for using the equity method of accounting. The carrying amount of such interests is reduced to recognise any decline, other than a temporary decline, in the value of individual investments.

The group's share of post-acquisition reserves of associated companies, which is generally determined from their latest audited financial statements, is included in the carrying value of the investments, and the annual contribution attributable to the group is transferred to non-distributable reserves. Where the group's share of losses exceeds the carrying amount, the associate is carried at nil.

Where the group transacts with an associate of the group, unrealised profits and losses are eliminated to the extent of the group's interest in the relevant associate, except where unrealised losses provide evidence of an impairment of the asset transferred.

In the company's annual financial statements, associated companies are carried at cost less amounts written off.

Interests in joint ventures

A joint venture is a contractual arrangement whereby the group and other parties undertake an economic activity which is subject to joint control.

Joint venture arrangements which involve the establishment of a separate entity in which each venturer has an interest are referred to as jointly-controlled entities. The group reports its interests in jointly-controlled entities using the proportionate consolidation method of accounting. The group's share of the assets, liabilities, income and expenses of jointly-controlled entities is combined with the equivalent items in the consolidated financial statements on a line-by-line basis.

Where the group transacts with its jointly-controlled entities, unrealised profits and losses are eliminated to the extent of the group's interest in the joint venture except where unrealised losses provide evidence of an impairment of the asset transferred.

Goodwill

Goodwill arising on consolidation represents the excess of the costs of acquisition over the group's interests in the fair value of identifiable assets and liabilities of a subsidiary, associate or jointly-controlled entity at the date of acquisition. Goodwill arising on acquisitions prior to 31 March 2000 was charged in full to reserves. Goodwill arising on the acquisitions subsequent to 31 March 2000 is reported in the balance sheet as intangible assets, and is amortised on a straight-line basis over its useful life, generally not exceeding 20 years.

Goodwill arising on the acquisition of an associate is included within the carrying amount of the associate. Goodwill arising on the acquisition of subsidiaries and jointly-controlled entities is presented separately in the balance sheet.

On disposal of a subsidiary, associate or jointly-controlled entity, the attributable amount of unamortised goodwill or negative goodwill is included in the determination of income.

Investments

Investments, including those in subsidiaries, are stated at cost, less amounts written off where there has been a permanent diminution in value.

Where an investment is acquired in a non-monetary exchange, its cost is determined by reference to its fair value at the effective date of acquisition. Where such fair value is not readily determinable, the cost is based on fair value of the asset given up.

Long-term investments, where the group is not in a position to exercise significant influence or joint control, are stated at cost less impairment losses, where the investment's carrying amount exceeds its estimated recoverable amount.

Listed equities

Marketable securities are carried at market value, and are shown under current assets, as listed equities. Market value is calculated by reference to the stock exchange quoted selling price at the close of business at the balance sheet date.

The unrealised gains or losses on the revaluation of marketable securities are transferred to a revaluation surplus.

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

Listed equities (continued)

On disposal of an investment, the difference between the net. disposal proceeds and the carrying amount is charged or credited to the income statement. On disposal of a listed equity, amounts in revaluation and other reserves relating to the listed equity are transferred to the income statement.

Revenue recognition

Revenue represents the net invoiced value of goods and services provided to third parties (excluding Value Added Tax). Revenue is recognised at the date of publication or the date that goods are delivered to customers or services provided.

Other income earned by the group is recognised on the following bases:

- Interest income is accrued on a time-related basis, by reference to the principal outstanding and at the interest rate applicable.
- Dividend income from investments is recognised when the shareholders' rights to receive payment is established.
- Royalty income is recognised on an accrual basis in accordance with the substance of the relevant agreement.

Music, film and video contract advances

Music contract advances are written off on payment or release of the product, whichever is the earlier. Film and video contract advances are written off on first release of the relevant product.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are capitalised at the estimated present value of the underlying lease payments at the date of acquisition. The corresponding liability to the lessor, net of finance charges, is included in the balance sheet as a finance lease obligation. Finance costs, which represent the difference between the total leasing commitment and fair value of the assets acquired, are charged to the income statement over the term of the relevant lease to produce a constant periodic rate of interest on the remaining balance of the obligation for each accounting period.

Rentals payable under operating leases are charged to the income statement on a straight-line basis over the term of the relevant leases.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets (i.e. assets that necessarily take a substantial period of time to get ready for their intended use or resale) are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings is capitalised. All other borrowing costs are expensed in the period in which they are incurred.

Employee benefits

Short-term employee benefits

Remuneration to employees in respect of services rendered during a reporting period is recognised as an expense in that reporting period. Provision is made for accumulated leave.

Equity compensation plans

Where employees exercise options in terms of the rules and regulations of the Johnnic Communications Limited share incentive scheme, shares are acquired in the market for participants as beneficial owners. In exchange, employees entitled to such share options pay in cash a consideration equal to the option price allocated to them.

Termination benefits

Termination benefits are charged against income when the group is committed to terminating the employment of an employee or group of employees before their normal retirement date.

Post-retirement benefits

The cost of post-retirement benefits is made up of those obligations which the group has towards current and retired employees. These obligations can be divided into the following categories, and are determined as set out below:

Defined contribution plans

Retirement and provident funds

Contributions to defined contribution plans in respect of services during a period are recognised as an expense in that period.

Defined benefit plans

Pension funds

The current cost in respect of defined benefit plans is recognised as an expense in the current period. Actuarial gains and losses which exceed 10% of the greater of the present value of the group's pension obligations and the fair value of the plan assets are amortised over the expected average remaining working lives of the participating employees. Past service costs, experience adjustments, the effect of changes in actuarial assumptions and the effects of planned amendments in respect of existing employees are recognised as an expense or income systematically over the expected remaining service period of those employees, using the projected unit credit method. The funds are actuarially valued every three years.

Post-retirement medical aid costs

The post-retirement medical aid liability is recognised as an expense systematically over the remaining service period of employees using the projected unit credit method. Independent actuarial valuations are conducted every three years. Experience adjustments, the effects of changes in actuarial assumptions and the effects of planned amendments in respect of eligible employees are recognised as an expense or income systematically over the remaining service period of those employees. Adjustments pertaining to retired employees are recognised immediately as an expense. Between actuarial valuations, the provision is adjusted in accordance with rates supplied by the actuaries.

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES *(continued)*

Basic earnings per ordinary share

Attributable earnings per ordinary share are calculated on the weighted average number of ordinary shares in issue during the period and are based on the net profit attributable to ordinary shareholders.

Headline earnings per ordinary share are calculated on the weighted average number of ordinary shares in issue during the period and are based on the earnings attributable to ordinary shareholders, after adjustable items net of taxation and minority interests. Details of the adjustments to earnings attributable to ordinary shareholders are provided in note 13 to the annual financial statements.

The basis for calculating the diluted weighted average ordinary shares in issue is the weighted average number of ordinary shares in issue during the year, to which is added the theoretical number of shares to be issued for no consideration based on the average market price of an ordinary share. Share options that are out-of-the-money are not taken into account in the calculation of diluted earnings per share.

Dividends declared

Dividends declared and related taxation at reporting intervals are charged to income in the statement of changes in equity, only when the dividend is declared.

Deferred taxation

Deferred taxation is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Current substantially enacted tax rates are used to determine deferred taxation.

Under this method, the group is required to make provision for deferred taxation on the revaluations of certain non-current assets and, in relation to an acquisition, on the difference between the fair values of the net assets acquired and their tax base. Provision for taxes, mainly withholding taxation, which could arise on the remittance of accumulated profits, principally relating to subsidiaries, is only made where a decision has been made to remit such earnings.

No deferred taxation is recognised if the temporary difference arises from goodwill or from the initial recognition of an asset which has no impact on accounting profit or taxable income.

The principal temporary differences arise from depreciation on property, plant and equipment, revaluations of certain non-current assets, provisions for pensions and other post-retirement expenses and/or tax losses carried forward. Deferred taxation assets relating to the carry forward of unused tax losses are recognised to the extent that it is probable that future taxable profits will be available against which the unused tax losses can be utilised.

Property, plant and equipment

Property, plant and equipment, other than land, are stated at cost less accumulated depreciation.

Depreciation is charged to write off the cost of property, plant and equipment to their estimated residual values (other than properties under construction), over their estimated useful lives using the straight-line method, on the following bases:

Plant, furniture and equipment	10% – 50% per annum
Leasehold improvements	10% – 20% per annum
Buildings	2% – 20% per annum
Aircraft and vehicles	20% – 25% per annum

Assets held under finance leases and leasehold improvements are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the lease.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between sales proceeds and the carrying amount of the asset and is recognised in income when the asset is sold or retired.

Maintenance and repairs which neither materially add to the value of the assets nor appreciably prolong their useful lives are charged against income.

Impairment

An annual impairment review of assets is carried out by comparing the net book value of the assets with their recoverable amounts. Recoverable amounts are based on the higher of the value in use and the net selling price.

Value in use is determined by applying a discount rate to the anticipated pre-tax cash flow for the remaining useful life of the asset. Where the recoverable amount is less than the net book value, the impairment is charged against income to reduce the carrying amount of the affected assets to recoverable amounts.

The revised carrying amounts are amortised on a systematic basis over the remaining useful life of such affected assets.

Patents and trademarks

The initial cost of acquiring patents, trademarks and licences is capitalised as an intangible asset and amortised on the straight-line basis over the expected useful life of the asset, which is on average 10 years, but generally not exceeding 20 years.

The carrying amount of each intangible asset is reviewed annually and adjusted for impairment where it is considered necessary.

The cost of renewing patents and trademarks is charged to the income statement when incurred.

Publishing titles

The cost of acquiring publishing titles is capitalised as an intangible asset and amortised on a straight-line basis over five years.

Costs to develop publishing titles internally are charged to the income statement when incurred.

Deferred expenditure

Licence fees, capitalised course development expenditure and certain other items of deferred expenditure which are considered to have an enduring benefit are capitalised and amortised on the straight-line basis over an appropriate period to match expenditures with future related economic benefits. The amortisation periods are as follows:

Licence fees	8 years
Capitalised course development expenditure and other deferred expenditure	5 years

Inventories

Inventories are stated at the lower of cost or net realisable value on a weighted average and first-in-first-out basis. Cost comprises direct materials and, where applicable, direct labour costs and those overheads that have been incurred in bringing the inventories to their present location and condition. Fixed overheads are allocated on a basis of normal capacity. Net realisable value represents the estimated selling price less all estimated costs to completion and costs to be incurred in marketing, selling and distribution. Where appropriate, provision is made for slow-moving, obsolete and defective inventories. Write downs to net realisable value and inventory losses are expensed in the period in which the write downs or losses occur.

Cash and cash equivalents

Cash and cash equivalents consist of bank balances, deposits and cash, net of bank overdrafts for purposes of the cash flow statement.

Provisions

A provision is recognised when there is a legal or constructive obligation, as a result of a past event for which it is probable that a transfer of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Foreign currencies

Transactions in foreign currencies are recorded at spot rates ruling on the transaction date. Assets and liabilities in foreign currencies are translated to rand at rates of exchange ruling at the end of the financial year. On disposal, translation differences are recognized in the income statement as part of the cumulative gain/loss on disposal. Translation gains and losses are included in the results for the year. To hedge its exposure to foreign exchange risks, the group utilises financial instruments including forward exchange contracts in the management of exchange rates exposures. Where a related forward exchange contract is designated as a hedge, the costs of hedging are included in the measurement of the underlying transaction. Where forward exchange contracts are not designated as hedges, they are marked to market at year end and the exchange differences are included in the income statement.

Financial statements of foreign entities are translated to rand as follows:

- Assets and liabilities at rates of exchange ruling at the end of the year.
- Income statement items at weighted average rates of exchange for the year.

Differences arising on translation are taken directly to non-distributable reserves.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity subsequent to 31 March 2000 are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Financial instruments

Financial instruments are initially measured at cost which includes transaction costs. Subsequent to initial recognition, these instruments are measured as set out below.

Financial assets

The group's principal financial assets are bank balances, deposits and cash, trade and other receivables and listed equities. Cash and cash equivalents are measured at fair value. Trade receivables are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts. Listed equities are carried at market value.

Financial liabilities

Financial liabilities are classified according to the substance of the contractual arrangements entered into.

Significant financial liabilities include finance lease obligations, interest-bearing bank loans and overdrafts and trade and other payables.

Interest-bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs. Finance charges, including premiums payable on settlement or redemption, are accounted for on an accrual basis and are added to the carrying amount of the instruments to the extent that they are not settled in the period in which they arise.

Trade and other payables are stated at their nominal value.

Derivative instruments

Gains and losses on subsequent measurement

Gains and losses on subsequent measurement are recognised as follows:

- gains and losses arising from a change in the fair value of financial instruments that are not part of a hedging relationship are included in net profit or loss for the period in which it arises.
- gains and losses from measuring fair value hedging instruments, including fair value hedges for foreign currency denomininated transactions, are recognised immediately in net profit or loss.
- effective portion of gains and losses from remeasuring cash flow hedging instruments, including cash flow hedges for forecast foreign currency denominated transactions and for interest rate swaps, are initially recognised directly in equity. Should the hedged firm commitment or forecast transaction result in the recognition of an asset or a liability, then the cumulative amount recognised in equity is adjusted against the initial measurement of the asset or liability. For other cash flow hedges, the cumulative amount recognised in equity is included in net profit or loss in the period when the commitment or forecast transaction affects profit or loss.
- when a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative unrealised gains or losses at that point remains in equity and are recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer probable, the cumulatvie unrealised gain or loss recognised in equity is recognised in the income statement immediately.

Offset

Where a legally enforceable right of offset exists for recognised financial assets and financial liabilities, and there is an intention to settle the liability and realise the asset simultaneously, or settle on a net basis, all related financial effects are offset.

3. CHANGE IN ACCOUNTING POLICY

In the current year, the group has adopted the AC133 Financial Instruments: Recognition and Measurement.

Adoption of this standard has resulted in some changes in the detailed application of the group's accounting policies and some modifications to financial statement presentation.

AC133 has introduced a comprehensive framework for accounting for all financial instruments. The group's detailed accounting policies in respect of such instruments are set out in note 2. The principal effects of the adoption of AC133 have been that the derivative financial instruments have been brought on-balance sheet. The effects of bringing the derivative financial instruments on-balance sheet at fair value have been recognised with effect from 1 April 2003.
The effects can be summarised as folows:

	Accumulated Profits 2004 Rm	Accumulated Profits 2003 Rm
Net fair value of derivatives (transitional adjustment)	**—**	86,5

COMPANY 2003 Rm	COMPANY **2004 Rm**		GROUP **2004 Rm**	GROUP 2003 Rm
		4. REVENUE		
		The group's revenue is analysed as follows:		
		Continuing Operations		
—	**—**	Media	**1 091,0**	1 017,4
—	**—**	Retail	**666,0**	607,8
—	**—**	Books and Maps	**266,9**	292,8
—	**—**	Home Entertainment	**281,8**	267,6
—	**—**	Music	**183,7**	169,7
—	**—**	Africa	**2,3**	0,8
—	**—**	Distribution, manufacturing and support services	**190,4**	240,1
—	**—**	Reclassification of inter-group revenue	**—**	(54,9)
—	**—**		**2 682,1**	2 541,3
		Disposed Operations		
—	**—**	Hammicks & Music for Pleasure	**15,8**	735,6
—	**—**	**Total revenue**	**2 697,9**	3 276,9

5. BUSINESS AND GEOGRAPHICAL SEGMENTS

The segment information set out below is based on the requirements of AC115 Segment Reporting (revised 1998).

5.1 Business segments

For management reporting purposes, the group is organised into six business divisions and a division comprising platform and support services. These divisions are the basis on which the group reports its primary segment information as set out below:

	Media	Retail	Books & Maps	Home Entertainment	Music	Africa	Distribution,* manufacturing & support services	Disposed operations	Group
	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
2004									
REVENUE									
External sales	1 119,1	666,0	279,8	281,8	183,7	2,3	260,5	15,8	**2 809,0**
Intra-segment	(28,1)	—	(12,9)	—	—	—	(70,1)	—	**(111,1)**
Total revenue	**1 091,0**	**666,0**	**266,9**	**281,8**	**183,7**	**2,3**	**190,4**	**15,8**	**2 697,9**
Intra-segment sales are charged at cost plus a percentage profit mark-up.									
2004									
Profit (loss) from operations before exceptional items	77,1	12,5	10,9	30,7	10,6	(5,8)	(3,4)	(18,2)	**114,4**
2004									
OTHER INFORMATION									
Capital expenditure (property, plant and equipment)	19,2	16,4	8,1	2,2	3,6	0,8	9,2	—	**59,5**
Capital expenditure (intangible assets)	3,7	—	0,5	—	—	—	—	—	**4,2**
Depreciation and amortisation	24,4	30,7	9,2	0,9	1,1	0,2	17,9	0,1	**84,5**

* Includes corporate head office and the equity investments in M-Net, SuperSport and CTP.

	Media	Retail	Books & Maps	Home Entertainment	Music	Africa	Distribution,* manufacturing & support services	Disposed operations	Group
	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
5. BUSINESS AND GEOGRAPHICAL SEGMENTS (*continued*)									
5.1 Business segments (*continued*)									
2004									
BALANCE SHEET									
ASSETS									
Segment assets	581,9	260,1	76,8	130,5	36,8	21,9	730,0	—	**1 838,0**
Interests in associated companies	28,1	4,6	—	—	—	—	849,0	—	**881,7**
Consolidated total assets	610,0	264,7	76,8	130,5	36,8	21,9	1 579,0	—	**2 719,7**
LIABILITIES									
Segment liabilities	493,0	314,7	80,5	0,4	25,9	31,5	39,7	—	**985,7**
2003									
REVENUE									
External sales	1 020,2	607,8	292,8	267,6	169,7	0,8	240,1	735,6	**3 334,6**
Intra-segment	(2,8)	—	—	—	—	—	(54,9)	—	**(57,7)**
Total revenue	**1 017,4**	**607,8**	**292,8**	**267,6**	**169,7**	**0,8**	**185,2**	**735,6**	**3 276,9**

Intra-segment sales are charged at cost plus a percentage profit mark-up.

* Includes corporate head office and the equity investments in M-Net, SuperSport and CTP.

5. BUSINESS AND GEOGRAPHICAL SEGMENTS *(continued)*

5.1 Business segments *(continued)*

	Media	Retail	Books & Maps	Home Entertain-ment	Music	Africa	Distribution,* manufacturing & support services	Disposed operations	Group
	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
2003									
Profit (loss) from operations before exceptional items	60,8	(10,7)	1,8	36,1	8,6	(4,0)	(2,3)	(10,0)	**80,3**
2003									
OTHER INFORMATION									
Capital expenditure (property, plant and equipment)	19,4	18,2	7,0	1,1	0,4	1,9	12,3	10,6	**70,9**
Capital expenditure (intangible assets)	1,2	—	—	—	—	—	—	2,0	**3,2**
Depreciation and amortisation	31,4	31,1	10,3	0,8	1,1	0,2	14,6	15,1	**104,6**
2003									
BALANCE SHEET									
ASSETS									
Segment assets	607,4	308,8	75,0	146,5	89,3	(3,8)	467,7	122,3	**1 813,2**
Interests in associated companies	53,7	0,5	—	—	—	—	831,6	—	**885,8**
Consolidated total assets	661,1	309,3	75,0	146,5	89,3	(3,8)	1 299,3	122,3	**2 699,0**
LIABILITIES									
Segment liabilities	506,6	250,3	85,2	41,7	78,0	0,2	39,5	122,3	**1 123,8**

*Includes corporate head office and the equity investments in M-Net, SuperSport and CTP.

	GROUP	
	2004	2003
5. BUSINESS AND GEOGRAPHICAL SEGMENTS ***(continued)***	**Number**	Number
5.1 Business segments ***(continued)***		
The average number of employees for the year for each of the group's principal divisions was as follows:		
Media	**1 767**	1 862
Retail	**1 611**	1 499
Books and Maps	**407**	400
Home Entertainment	**106**	108
Music	**79**	95
Africa	**23**	—
Distribution, manufacturing and support services	**569**	1 131
	4 562	5 095

5.2 Geographical segments

For management reporting purposes, the group is organised into three geographical segments, namely South Africa, rest of Africa and other overseas operations. Operations in the rest of Africa are located in Botswana, Nigeria, Ghana and Kenya. Other overseas operations are located in Australia, New Zealand and the United Kingdom.

The following table provides an analysis of the group's sales by geographical market, irrespective of the origin of the goods/services:

	GROUP	
Revenue by geographical market:	**2004 Rm**	2003 Rm
South Africa	**2 506,7**	2 426,4
Rest of Africa	**16,0**	5,4
Other overseas operations	**175,2**	845,1
	2 697,9	3 276,9

Employees by geographical location:	**2004 No.**	2003 No.
South Africa	**4 444**	4 516
Rest of Africa	**12**	10
Other overseas operations	**106**	569
	4 562	5 095

The following is an analysis of the carrying amount of segment assets, and additions during the year to property, plant, equipment, goodwill and intangible assets, analysed by geographical area in which the assets are located:

	Carrying amount of segment assets		**Additions during the year to property, plant, equipment and *intangible assets***	
	2004 Rm	2003 Rm	**2004 Rm**	2003 Rm
Assets excluding goodwill	**2 705,2**	2 679,6	**63,7**	74,1
– South Africa	**2 585,0**	2 444,8	**61,9**	58,6
– Rest of Africa	**25,7**	7,1	**0,5**	2,9
– Other overseas operations	**94,5**	227,7	**1,3**	12,6
Goodwill	**14,5**	19,4	**—**	—
	2 719,7	2 699,0	**63,7**	74,1

COMPANY			GROUP	
2003 Rm	**2004 Rm**		**2004 Rm**	2003 Rm
		6. OPERATING EXPENSES – NET are stated after taking account of the following items:		
0,4	**0,3**	Auditors' remuneration	**8,2**	8,3
0,4	**0,3**	Audit fees	**6,6**	6,5
—	**—**	Fees for other services	**1,5**	1,6
—	**—**	Expenses	**0,1**	0,2
—	**—**	Operating lease charges	**132,8**	162,2
—	**—**	– land and buildings	**84,4**	149,3
—	**—**	– equipment and vehicles	**48,4**	12,9
—	**—**	Net foreign exchange losses	**10,8**	25,5
0,1	**0,1**	Fees paid for services	**6,6**	7,5
—	**—**	– administrative	**1,2**	4,6
0,1	**0,1**	– secretarial	**—**	—
—	**—**	– technical	**5,4**	2,9
—	**—**	Loss on disposal of property, plant and equipment (Note 14)	**0,1**	0,3
—	**—**	Charge for post-retirement benefits	**21,5**	15,0
—	**—**	Retirement plan contributions	**37,0**	41,6
—	**—**	– defined contribution plans	**32,3**	41,3
—	**—**	– defined benefit plans	**4,7**	0,3
—	**—**	Staff costs	**588,6**	638,2
—	**—**	Repairs and maintenance	**27,4**	27,6
—	**—**	Research and development costs	**7,3**	3,6
		7. DEPRECIATION		
—	**—**	Plant, furniture and equipment	**65,7**	78,0
—	**—**	Capitalised leased assets	**0,4**	7,1
—	**—**	Leasehold improvements	**8,0**	6,6
—	**—**	Aircraft and vehicles	**2,1**	2,4
—	**—**	Buildings	**0,4**	0,4
—	**—**		**76,6**	94,5
		8. AMORTISATION		
—	**—**	Licence fees	**0,2**	—
—	**—**	Publishing titles	**2,6**	5,8
—	**—**	Patents and trademarks	**3,4**	4,3
—	**—**	Capitalised course development	**1,7**	—
—	**—**		**7,9**	10,1

COMPANY 2003 Rm	COMPANY 2004 Rm		GROUP 2004 Rm	GROUP 2003 Rm
		9. EXCEPTIONAL ITEMS		
—	**—**	Impairment of investments, loans, assets & onerous leases	**85,7**	40,7
26,5	**—**	Impairment of loan to subsidiary		
—	**—**	Impairment of goodwill	**—**	36,9
—	**—**	Intellectual property write down	**—**	10,9
(91,5)	**(70,0)**	Net surplus realised on sale of MTN Group and Naspers shares	**(58,1)**	(91,5)
—	**—**	Costs associated with rationalisation and restructuring	**7,3**	—
—	**—**	Surplus on disposal of investments	**(14,2)**	—
—	**—**	Other	**8,2**	15,9
(65,0)	**(70,0)**		**28,9**	12,9
		10. FINANCE COSTS		
68,6	**6,8**	Interest on borrowings	**16,9**	56,6
—	**—**	Interest on obligations under finance leases	**2,0**	3,3
68,6	**6,8**	**Total borrowing costs**	**18,9**	59,9
		11. FINANCE INCOME		
10,5	**4,0**	**Interest received**	**32,6**	26,9
0,5	**4,0**	– bank deposits	**21,7**	20,5
10,0	**—**	– subsidiaries		
—	**—**	– associated companies	**0,2**	0,4
—	**—**	– other	**10,7**	6,0
119,0	**201,3**	**Dividends received**	**0,1**	0,1
47,0	**150,0**	– subsidiaries		
72,0	**51,3**	– associated companies	**—**	—
—	**—**	– investments	**0,1**	0,1
129,5	**205,3**		**32,7**	27,0

COMPANY 2003 Rm	COMPANY 2004 Rm		GROUP 2004 Rm	GROUP 2003 Rm
		12. TAXATION		
—	**0,3**	**Current taxation**	**57,9**	37,7
		SA normal taxation		
—	**0,3**	Current year	**56,9**	37,2
—	**—**	Prior year under (over) provisions	**0,6**	(0,9)
—	**—**	Secondary taxation on companies	**0,2**	1,2
—	**—**	Foreign and withholding taxation	**0,2**	0,2
—	**—**	**Deferred taxation** (Note 27)	**(27,9)**	12,4
—	**—**	Current year	**(28,1)**	15,8
—	**—**	Prior year over (under) provisions	**0,2**	(3,4)
—	**0,3**	Taxation attributable to the company and its subsidiaries	**30,0**	50,1
—	**—**	Share of taxation attributable to associated companies	**65,1**	88,5
—	**0,3**		**95,1**	138,6

South African normal taxation is calculated at 30% (2003: 30%) of the estimated taxable income for the year.

Taxation for foreign jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

COMPANY 2003 Rm	COMPANY 2004 Rm		GROUP 2004 Rm	GROUP 2003 Rm
		Tax losses		
3,1	**2,9**	Estimated assessable losses available for the reduction of future taxable income	**104,9**	252,9
%	%	**Tax rate reconciliation**	%	%
		The charge for the year can be reconciled to the effective rate of taxation as follows:		
30,0	**30,0**	Taxation at the standard rate	**30,0**	30,0
5,6	**0,4**	Tax effect of expenses that are not deductible in determining taxable income	**0,6**	23,6
0,6	**0,3**	Deferred taxation not raised on assessed losses	**5,3**	9,2
—	**—**	Difference in rate of taxation of associated companies	**3,1**	3,2
(36,2)	**(30,6)**	Exempt income	**(6,0)**	(12,0)
—	**—**	Other	**—**	2,8
—	**0,1**	**Effective rate of taxation for the year**	**33,0**	56,8

13. BASIC EARNINGS PER ORDINARY SHARE

The calculation of headline earnings per ordinary share and attributable earnings per ordinary share is based on headline earnings of R177,2 million (2003: R157,2 million) and attributable earnings of R187,3 million (2003: R90,2 million) respectively, and a weighted average of 104 189 314 (2003: 104 189 314) ordinary shares in issue during the year. The calculation of diluted headline earnings per ordinary share and diluted attributable earnings per ordinary share is based on the headline earnings of R177,2 million (2003: R157,2 million) and attributable earnings of R187,3 million (2003: R90,2 million) respectively, and a weighted average of 105 246 312 (2003: 104 189 314) ordinary shares.

Reconciliation between attributable earnings and headline earnings

		GROUP	
		2004	2003
		Rm	Rm
Net profit attributable to ordinary shareholders for the year		**187,3**	90,2
Adjustments			
Goodwill amortisation after minority interests		**9,2**	14,6
Exceptional items		**32,1**	67,2
Impairment of investments, loans, assets and onerous leases		**85,7**	40,7
Costs associated with rationalisation and restructuring		**7,3**	—
Net surplus realised on disposal of MTN Group and Naspers shares		**(58,1)**	(91,5)
Associated companies' exceptional items		**3,2**	54,3
Surplus on disposal of investments		**(14,2)**	—
Impairment of goodwill		**—**	36,9
Intellectual property write down		**—**	10,9
Other		**8,2**	15,9
Non-adjustable items		**(52,9)**	(8,3)
Taxation on adjusting items		**1,5**	(6,5)
Headline earnings		**177,2**	157,2
Basic earnings per share (cents)	**– headline**	**170**	151
	– attributable	**179**	87
Diluted earnings per share (cents)	**– headline**	**168**	151
	– attributable	**178**	87
Potential effect of dilution (%)		**1,2**	—

GROUP	Plant, furniture and equipment Rm	Leasehold improvements Rm	Freehold land and buildings Rm	Aircraft and vehicles Rm	Capitalised leased assets Rm	Total Rm
14. PROPERTY, PLANT AND EQUIPMENT						
COST						
Balance at 31 March 2002	654,5	101,3	27,7	22,9	57,3	863,7
Additions at cost (Note 35)	66,0	2,3	0,3	2,0	0,3	70,9
Eliminated on disposal of subsidiaries	(9,7)	(1,4)	—	(1,4)	—	(12,5)
Eliminated on other disposals	(17,9)	(5,6)	(0,2)	(11,8)	(0,5)	(36,0)
Exchange differences	(24,6)	(19,8)	—	0,1	(0,7)	(45,0)
Other	(4,5)	—	—	(0,5)	—	(5,0)
Balance at 31 March 2003	663,8	76,8	27,8	11,3	56,4	836,1
Additions at cost (Note 35)	50,9	6,1	0,6	1,9	—	59,5
Eliminated on disposal of subsidiaries	(60,7)	(64,0)	—	—	—	(124,7)
Eliminated on other disposals	(12,0)	(0,9)	—	(3,5)	(0,4)	(16,8)
Exchange differences	(0,4)	(0,2)	—	—	—	(0,6)
Impairments	(43,8)	—	—	—	—	(43,8)
Other	1,8	—	—	—	—	1,8
Reallocation between categories	(0,7)	58,1	(7,9)	2,8	(52,3)	—
Balance at 31 March 2004	**598,9**	**75,9**	**20,5**	**12,5**	**3,7**	**711,5**
ACCUMULATED DEPRECIATION						
Balance at 31 March 2002	375,8	23,2	10,9	11,1	34,8	455,8
Charge for the year	78,0	6,6	0,4	2,4	7,1	94,5
Eliminated on disposal of subsidiaries	(8,0)	(0,8)	—	(1,0)	—	(9,8)
Eliminated on other disposals	(14,5)	(0,7)	(0,1)	(4,5)	(0,3)	(20,1)
Exchange differences	(13,4)	(5,0)	—	(0,2)	(0,5)	(19,1)
Impairment losses	4,6	0,2	2,7	—	—	7,5
Other	(0,4)	—	—	(0,8)	0,9	(0,3)
Balance at 31 March 2003	422,1	23,5	13,9	7,0	42,0	508,5
Charge for the year	65,7	8,0	0,4	2,1	0,4	76,6
Eliminated on disposal of subsidiaries	(38,8)	(18,3)	—	—	—	(57,1)
Eliminated on other disposals	(10,7)	(0,9)	—	(2,9)	(0,3)	(14,8)
Exchange differences	(0,3)	(0,1)	—	—	—	(0,4)
Impairment losses	(5,3)	—	—	—	—	(5,3)
Other	0,9	—	—	—	—	0,9
Reallocation between categories	2,4	41,3	(7,2)	2,4	(38,9)	—
Balance at 31 March 2004	**436,0**	**53,5**	**7,1**	**8,6**	**3,2**	**508,4**
CARRYING AMOUNT						
At 31 March 2003	**241,7**	**53,3**	**13,9**	**4,3**	**14,4**	**327,6**
At 31 March 2004	**162,9**	**22,4**	**13,4**	**3,9**	**0,5**	**203,1**
(LOSS) PROFIT ON DISPOSALS						
Proceeds	0,4	—	—	1,3	0,2	**1,9**
Net book value of disposals	(2,7)	—	—	0,8	(0,1)	**(2,0)**
(Loss) profit on disposals	**(2,3)**	**—**	**—**	**2,1**	**0,1**	**(0,1)**

A register containing details of the land and buildings is available for inspection at the registered offices of the respective group companies.

GROUP	2004 Rm	2003 Rm
15. GOODWILL at cost		
Balance at beginning of the year	93,3	90,3
Acquisition of a subsidiary	5,0	—
Acquisition - other	0,1	6,1
Eliminated on disposal of other businesses	—	(0,2)
Impairment	(3,2)	—
Exchange differences	(0,7)	(2,9)
Balance at end of the year	**94,5**	**93,3**
ACCUMULATED AMORTISATION		
Balance at beginning of the year	73,9	26,0
Charge for the year	9,2	15,2
Impairment	(2,6)	35,8
Exchange differences	(0,4)	(1,1)
Other	(0,1)	(2,0)
Balance at end of the year	**80,0**	**73,9**
CARRYING AMOUNT		
At beginning of the year	**19,4**	**64,3**
At end of the year	**14,5**	**19,4**

GROUP	Licence fees Rm	Patents and trademarks Rm	Publishing titles Rm	Capitalised course development Rm	Other deferred expenditure Rm	Total Rm
16. INTANGIBLE ASSETS at cost						
Balance at 31 March 2002	13,2	55,2	67,1	—	—	135,5
Additions	—	—	2,0	—	1,2	3,2
Acquisition of joint venture	—	0,3	—	—	—	0,3
Exchange differences	—	—	(3,5)	—	—	(3,5)
Balance at 31 March 2003	13,2	55,5	65,6	—	1,2	135,5
Additions	0,5	—	—	3,7	—	4,2
Impairment	—	—	—	—	(1,2)	(1,2)
Exchange differences	—	(0,3)	0,1	—	—	(0,2)
Aquisition of subsidiary	—	—	—	14,0	—	14,0
Disposals - other	(0,4)	—	(2,1)	—	—	(2,5)
Reclassification	0,4	4,6	(5,0)	—	—	—
Balance at 31 March 2004	**13,7**	**59,8**	**58,6**	**17,7**	**—**	**149,8**
ACCUMULATED AMORTISATION						
Balance at 31 March 2002	13,2	23,2	53,9	—	—	90,3
Charge for the year	—	4,3	5,8	—	—	10,1
Exchange differences	—	—	(2,0)	—	—	(2,0)
Impairment	—	11,0	—	—	0,5	11,5
Balance at 31 March 2003	13,2	38,5	57,7	—	0,5	109,9
Charge for the year	0,2	3,4	2,6	1,7	—	7,9
Exchange differences	—	(0,3)	0,1	—	—	(0,2)
Impairment	—	—	—	—	(0,5)	(0,5)
Disposals - other	(0,4)	—	(0,8)	—	—	(1,2)
Reclassification	0,4	3,4	(3,8)	—	—	—
Balance at 31 March 2004	**13,4**	**45,0**	**55,8**	**1,7**	**—**	**115,9**
CARRYING AMOUNT						
At 31 March 2003	**—**	**17,0**	**7,9**	—	**0,7**	**25,6**
At 31 March 2004	**0,3**	**14,8**	**2,8**	**16,0**	**—**	**33,9**

COMPANY 2003 Rm	COMPANY 2004 Rm		GROUP 2004 Rm	GROUP 2003 Rm
		17. INTERESTS IN SUBSIDIARIES		
		Shares at cost less amount written off		
740,6	**740,6**	Unlisted		
234,6	**302,7**	**Net amount owing by subsidiaries**		
(33,8)	**(33,0)**	Amount owing to subsidiaries		
268,4	**335,7**	Amount owing by subsidiaries		
975,2	**1 043,3**			
		A list of the major subsidiaries material to the financial position of the company is set out in Annexure 1 on page 75.		
		18. INTERESTS IN ASSOCIATED COMPANIES		
85,4	**95,4**	**Listed**	**438,4**	397,9
85,4	**95,4**	Shares at cost less amount written off	**95,4**	85,4
		Share of post-acquisition reserves, net of dividends received	**343,0**	312,5
154,7	**154,7**	**Unlisted**	**443,3**	487,9
154,7	**154,7**	Shares at cost less amount written off	**155,8**	171,1
—	**—**	Loans	**33,6**	44,8
		Share of post-acquisition reserves, net of dividends received	**253,9**	272,0
240,1	**250,1**	Book value of interests in associated companies	**881,7**	885,8
447,7	**731,1**	Market value of listed shares	**731,1**	447,7
581,0	**1 179,8**	Directors' valuation of unlisted shares	**1 218,0**	640,0
		Details of the group's associated companies are set out in Annexures 2 and 3 on pages 76 to 78.		
		19. INVESTMENTS		
		Non-current investments		
—	**—**	Unlisted investments at cost less amount written off	**0,8**	1,0
—	**—**	Directors' valuation of investments	**1,1**	1,1

COMPANY 2003 Rm	COMPANY 2004 Rm		GROUP 2004 Rm	GROUP 2003 Rm
		20. LONG-TERM RECEIVABLES		
—	—	Bunker Hills Investments 590 (Pty) Ltd	—	21,7
0,1	—	Other	**7,4**	4,5
0,1	—		**7,4**	26,2
		21. INVENTORIES		
		At cost		
—	—	Finished goods	**265,1**	286,2
—	—	Raw materials	**6,2**	6,3
—	—	Consumable stores and maintenance spares	**8,3**	5,7
—	—	Work in progress	**1,4**	1,5
—	—	Less: provision for inventory obsolescence	**(31,1)**	(28,8)
—	—		**249,9**	270,9
		22. TRADE AND OTHER RECEIVABLES		
—	—	Trade receivables	**430,4**	423,6
—	—	TV debtors	**82,3**	71,3
1,0	—	Sundry receivables	**135,0**	115,7
—	—	Prepayments	**34,7**	27,5
—	—	Interest accrued	—	0,8
—	—	Less: provision for doubtful debts	**(33,3)**	(30,5)
1,0	—		**649,1**	608,4
		23. LISTED EQUITIES		
129,3	**125,0**	MTN Group Limited	**125,0**	129,3
30,2	—	Naspers Limited	—	30,2
159,5	**125,0**		**125,0**	159,5

In line with Johncom's strategy to become a focused entertainment and media group, the listed equities have been designated as non-core assets and have been revalued to market value as at 31 March 2004. The unrealised gain of R96,3 million (2003: R41,1 million) arising on revaluation is included in non-distributable reserves as a revaluation reserve. At 31 March 2004, Johncom's remaining shareholding in MTN Group amounted to 3 793 210 shares, which is all held as available for sale.

COMPANY			GROUP	
2003 Rm	**2004 Rm**		**2004 Rm**	2003 Rm
		24. SHARE CAPITAL AND PREMIUM		
		Authorised share capital		
12,0	**12,0**	120 000 000 (2003: 120 000 000) ordinary shares of 10 cents each	**12,0**	12,0
		Issued and fully paid-up share capital		
10,4	**10,4**	104 189 314 (2003: 104 189 314) ordinary shares of 10 cents each	**10,4**	10,4
813,7	**813,7**	**Share premium**	**813,7**	813,7
824,1	**824,1**		**824,1**	824,1
		The 15 810 686 unissued ordinary shares are under the unrestricted control of the directors until the next annual general meeting.		
		25. OTHER RESERVES		
41,1	**96,3**	**Non-distributable reserves**	**677,6**	612,7
		Consisting of:		
		Post-acquisition portion of associated companies' reserves	**599,5**	589,5
		Post-acquisition portion of subsidiaries' reserves not available for distribution	**3,7**	3,7
		Gain arising on issue of shares in joint ventures at a premium	**(0,2)**	(0,2)
41,1	**96,3**	Revaluation reserve	**96,3**	41,1
—	**—**	Currency translation reserve	**(21,7)**	(21,4)
41,1	**96,3**		**677,6**	612,7
		26. LONG TERM BORROWINGS		
		Unsecured		
—	**—**	• Interest-free liabilities Amount owing to third parties, repayable in annual instalments of R100 000 with the last instalment due in April 2009.	**0,6**	0,7
—	**—**	• RTG (Pty) Ltd This loan is unsecured and interest is payable at prime. There is no fixed term of repayment.	**6,0**	10,1
—	**—**	• Various unsecured borrowings These loans are unsecured, interest free and have no fixed terms or date of repayment.	**1,6**	1,3
—	**—**	**Total unsecured borrowings**	**8,2**	12,1

COMPANY 2003 Rm	COMPANY **2004 Rm**		GROUP **2004 Rm**	GROUP 2003 Rm
		26. LONG TERM BORROWINGS *(continued)*		
		Secured		
172,6	**25,6**	• Bank overdrafts	**83,8**	174,6
—	**—**	• Nedcor call loan The loan currently bears interest at 11,76% p.a. and is rolled over on a quarterly basis. The facility is secured by a surety provided by Johnnic Communications.	**—**	130,0
—	**—**	• Finance leases Interest rates vary between 8,47% and 13,92% p.a. Amounts are repayable within three to five years and the leases are secured by the underlying assets.	**15,3**	21,7
—	**—**	• Nedcor Trade Services Limited The loan is dollar denominated and terminated on 22 April 2003, with the option to extend the loan for a further period. The loan bears interest at 2,6% p.a. which can be capitalised at the end of the period. The loan is guaranteed by Johnnic Communications.	**—**	5,9
—	**—**	• Nedcor mortgage loan Twenty-year mortgage loan secured by title deeds over freehold stand 459 Parktown. The loan bears interest of 14% p.a. and is repayable in equal monthly instalments of R6 174 due on the first of each month.	**—**	0,2
—	**—**	• Imperial Bank hire purchase Rate of 7,5%. Maturity date of 16 August 2006 Repayable in equal monthly instalments.	**0,2**	—
—	**—**	• Tsogo Sun R5 million repayable on maturity, balance is interest free with no fixed repayment date.	**9,4**	—
172,6	**25,6**	**Total secured borrowings**	**108,7**	332,4
172,6	**25,6**	**Total borrowings**	**116,9**	344,5
		The maturities of the above borrowings and overdrafts are as follows:		
172,6	**25,6**	On demand or within one year	**100,1**	316,8
—	**—**	More than one year but not exceeding two years	**8,9**	7,4
—	**—**	More than two years but not exceeding five years	**1,5**	9,7
—	**—**	More than five years	**6,4**	10,6
172,6	**25,6**	**Total borrowings**	**116,9**	344,5
(172,6)	**(25,6)**	Amount due within one year shown under current liabilities	**(100,1)**	(316,8)
—	**—**	**Total long-term borrowings**	**16,8**	27,7

The group's bank overdrafts and call borrowings are denominated in the currencies of the countries of the group's principal operations and carry interest at variable market rates.

The group's management consider that the carrying amounts of short-term and long-term bank borrowings reasonably approximate their fair values, and have been transacted at current market rates.

In terms of the articles of association, the company's borrowing powers are unlimited.

27. DEFERRED TAXATION

The major components of the deferred taxation provision, together with movements during the year, are analysed as follows:

GROUP	Balance at 31 March 2003 Rm	Charge to income statement for the year Rm	Charge to equity for the year Rm	Other Rm	Balance at 31 March 2004 Rm
The major components of the group deferred taxation provision, together with movements during the year, are analysed as follows:					
Tax effect of:					
Excess tax allowances over depreciation charge	4,0	12,1	—	—	**16,1**
Expenditure capitalised, but allowable for taxation purposes in the year in which it is incurred	(4,4)	1,1	—	3,6	**0,3**
Assessable losses	(26,1)	(12,6)	—	(5,2)	**(43,9)**
Working capital allowances	0,3	0,7	—	—	**1,0**
Provision for post-retirement medical costs	(34,9)	(0,9)	(0,1)	—	**(35,9)**
Temporary differences and provisions	(13,1)	(29,2)	—	1,3	**(41,0)**
Deferred expenditure	(0,6)	—	—	—	**(0,6)**
Publishing titles – excess amortisation over tax allowances	(3,0)	0,9	—	—	**(2,1)**
Trademarks written off and allowable for tax over 10 years	(1,9)	—	—	—	**(1,9)**
	(79,7)	**(27,9)**	**(0,1)**	**(0,3)**	**(108,0)**

	2004 Rm	2003 Rm
Reconciled as follows:		
	108,0	79,7
Deferred taxation assets	**112,6**	81,4
Deferred taxation liabilities	**(4,6)**	(1,7)

COMPANY			GROUP	
2003 Rm	**2004 Rm**		**2004 Rm**	2003 Rm
		28. TRADE AND OTHER PAYABLES		
—	—	Trade creditors	**156,9**	194,6
155,6	**155,4**	Sundry creditors	**332,7**	271,6
—	—	Accrued expenses and other payables	**104,3**	119,3
155,6	**155,4**		**593,9**	585,5

29. PROVISIONS

GROUP	Balance at 31 March 2003 Rm	Provided during the year Rm	Utilised during the year Rm	Unused amounts reversed Rm	Exchange differences Rm	Other Rm	Balance at 31 March 2004 Rm
Leave	23,2	10,3	(4,2)	(4,0)	—	(0,5)	**24,8**
Staff bonus	22,9	34,7	(28,2)	(1,9)	(0,1)	(1,9)	**25,5**
Overage provision	7,5	14,0	(11,1)	—	—	—	**10,4**
Contingent royalty	5,7	—	—	(5,7)	—	—	**—**
Provision for turnover rent	4,6	2,5	(2,0)	—	—	—	**5,1**
Onerous lease provision	—	35,7	—	—	—	—	**35,7**
Total provisions	**63,9**	**97,2**	**(45,5)**	**(11,6)**	**(0,1)**	**(2,4)**	**101,5**

It is expected that outflows of economic benefits relating to the provisions will materialise within the next financial year.

Provisions disclosed separately:							
Deferred taxation							
– assets	81,4	6,7	25,0	(0,2)	—	(0,3)	**112,6**
– liabilities	(1,7)	(1,7)	—	0,5	0,1	(1,8)	**(4,6)**
Provision for post-retirement medical aid	113,5	16,7	(9,0)	—	—	—	**121,2**
Total provisions disclosed separately	**193,2**	**21,7**	**16,0**	**0,3**	**0,1**	**(2,1)**	**229,2**

Deferred taxation

The major components of the deferred taxation provision arise from assessable losses within the group that are available for use in future and on post-retirement medical aid provisions (refer note 27).

30. FINANCIAL INSTRUMENTS

30.1 Foreign currency exposure

The group utilises foreign currency forward contracts to eliminate or reduce the exposure of its foreign currency denominated assets and liabilities, and to hedge future transactions and cash flows. The group is party to a variety of foreign currency forward contracts in the management of its exchange rate exposures. The instruments purchased are primarily denominated in the currencies of the group's principal markets. As a matter of principle, the group does not enter into derivative contracts for speculative purposes.

At the balance sheet date, the group had contracted to pay the following amounts under forward contracts:

GROUP	Foreign amounts 2004 m	Foreign amounts 2003 m	Rand amounts 2004 Rm	Rand amounts 2003 Rm
US dollar	**5,6**	3,5	**36,6**	33,5
Euro	**1,9**	2,1	**15,5**	18,4
British pound sterling	**0,2**	0,2	**2,4**	3,1
Singapore dollar	**1,4**	1,3	**5,9**	7,4
Canadian dollar	**0,1**	0,1	**0,2**	1,0
Hong Kong dollar	**1,1**	1,3	**1,0**	1,6
South African rands*	**—**	1,7	**—**	1,7
			61,6	66,7

* Relates to foreign operations holding forward contracts in South African rand.

Included in the group balance sheet are the following amounts denominated in currencies other than the functional currency of operation of the relevant entities:

GROUP	2004 Rm RSA	2004 Rm Other African countries	2004 Rm Other countries	2003 Rm RSA	2003 Rm Other African countries	2003 Rm Other countries
Assets						
Current assets						
British pound	**—**	**—**	**46,6**	—	—	169,6
Australian dollar	**—**	**—**	**10,7**	—	—	9,7
New Zealand dollar	**—**	**—**	**1,8**	—	—	2,8
Kenyan shilling	**—**	**0,9**	**—**	—	1,2	—
Botswana pula	**—**	**0,1**	**—**	—	0,1	—
Other assets						
US dollar	**3,2**	**—**	**—**	4,1	—	—
British pound	**—**	**—**	**25,9**	—	—	17,7
Australian dollar	**—**	**—**	**13,1**	—	—	15,2
New Zealand dollar	**—**	**—**	**5,4**	—	—	6,0
Kenyan shilling	**—**	**3,4**	**—**	—	1,8	—
Botswana pula	**—**	**5,6**	**—**	—	4,0	—
	3,2	**10,0**	**103,5**	4,1	7,1	221,0

30. FINANCIAL INSTRUMENTS *(continued)*

30.1 Foreign currency exposure *(continued)*

GROUP *(continued)*	**2004 Rm RSA**	**2004 Rm Other African countries**	**2004 Rm Other countries**	2003 Rm RSA	2003 Rm Other African countries	2003 Rm Other countries
Liabilities						
Long-term liabilities						
British pound	**—**	**—**	**1,6**	—	—	0,6
Australian dollar	**—**	**—**	**—**	—	—	0,1
Kenyan shilling	**—**	**0,6**	**—**	—	0,6	—
	—	**0,6**	**1,6**	—	0,6	0,7
Current liabilities						
US dollar	**7,1**	**—**	**—**	9,8	—	—
British pound	**—**	**—**	**25,8**	—	—	134,4
Australian dollar	**—**	**—**	**7,9**	—	—	8,0
New Zealand dollar	**—**	**—**	**1,6**	—	—	2,8
Kenyan shilling	**—**	**1,9**	**—**	—	0,2	—
Botswana pula	**—**	**4,1**	**—**	—	3,7	—
	7,1	**6,0**	**35,3**	9,8	3,9	145,2

30.2 Interest rate risk

Foreign interest rate risk on certain of the group's long-term borrowings has been hedged via the use of forward foreign exchange contracts (Note 26).

30.3 Concentration of credit risk

The group's credit risk is primarily attributable to its trade and other receivables. The amounts presented in the balance sheet are net of realistic allowances for doubtful receivables, estimated by the group's management based on prior experience and the current economic environment. The company and the group have no significant concentrations of credit risk.

30.4 Liquidity risk

To mitigate the risk of liquidation, the group has significant banking facilities and reserve borrowing capacity, including liquid resources as follows:

	2004 Rm	2003 Rm
Period less than:		
30 days	**360,3**	245,6
60 days	**25,3**	42,1
90 days	**10,0**	27,4
over 120 days	**34,6**	69,1
Total	**430,4**	384,2

30. FINANCIAL INSTRUMENTS *(continued)*

30.5 Fair value of financial instruments

	2004 Carrying amount Rm	2003 Carrying amount Rm	**2004 Fair value Rm**	2003 Fair value Rm
Type of instrument				
Included in net current assets (liabilities)	**269,5**	(67,0)	**269,5**	(67,0)
Cash and cash equivalents	**332,1**	116,2	**332,1**	116,2
Trade and other receivables	**649,1**	608,4	**649,1**	608,4
Trade and other payables, provisions and short term borrowings	**(711,7)**	(791,6)	**(711,7)**	(791,6)
Purchases of forward exchange contracts	**61,6**	66,7	**61,6**	53,2

30.6 Exchange rates to South African rand

	2004	2003
Year-end closing rates:		
US dollar	**6,38**	7,95
British pound	**11,70**	12,55
Australian dollar	**4,85**	4,76
Euro	**7,80**	8,65
New Zealand dollar	**4,17**	4,35
Kenyan shilling	**0,08**	0,10
Botswana pula	**1,35**	1,53
Average rates for the year:		
US dollar	**6,66**	9,73
British pound	**12,16**	14,99
Australian dollar	**4,98**	5,56
Euro	**8,17**	9,63
New Zealand dollar	**4,35**	4,76
Kenyan shilling	**0,10**	0,12
Botswana pula	**1,49**	1,61

COMPANY 2003 Rm	COMPANY 2004 Rm		GROUP 2004 Rm	GROUP 2003 Rm
		31. RECONCILIATION OF PROFIT BEFORE TAXATION TO NET CASH GENERATED BY (USED IN) OPERATIONS		
152,6	**266,0**	Profit before taxation	**288,3**	244,1
		Adjustments for:		
		Share of profits of associated companies	**(189,0)**	(209,6)
68,6	**6,8**	Finance costs	**18,9**	59,9
(129,5)	**(205,3)**	Finance income allocated to:	**(32,7)**	(27,0)
(10,5)	**(4,0)**	– operating activities	**(32,6)**	(26,9)
(119,0)	**(201,3)**	– investing activities	**(0,1)**	(0,1)
—	**—**	Depreciation of property, plant and equipment	**76,6**	94,5
—	**—**	Amortisation of intangible assets	**7,9**	10,1
—	**—**	Amortisation of goodwill	**9,2**	15,2
—	**—**	Increase in provision for post-retirement medical aid	**7,7**	5,5
—	**—**	Exchange differences	**(11,5)**	12,8
(65,0)	**(70,0)**	Non-cash portion of exceptional items	**8,2**	14,0
—	**—**	Loss on disposal of property, plant and equipment	**0,1**	0,3
—	**—**	Impairment charge	**10,1**	—
26,7	**(2,5)**	Operating cash flows before movements in working capital	**193,8**	219,8
(0,1)	**0,8**	Movements in working capital	**(49,4)**	(9,3)
—	**—**	(Increase) decrease in inventories	**(56,2)**	6,8
(1,0)	**0,1**	(Increase) decrease in trade and other receivables	**(57,6)**	2,0
0,9	**0,7**	Increase (decrease) in trade and other payables	**64,4**	(18,1)
26,6	**(1,7)**	**Net cash generated by (used in) operations**	**144,4**	210,5

COMPANY			GROUP	
2003	**2004**		**2004**	2003
Rm	**Rm**		**Rm**	Rm
		32. INCOME FROM INVESTMENTS		
		Cash dividends received		
47,0	**150,0**	– subsidiaries		
72,0	**51,3**	– associated companies	**52,0**	72,0
119,0	**201,3**		**52,0**	72,0
		33. AQUISITIONS AND DISPOSALS OF SUBSIDIARIES, ASSOCIATED COMPANIES AND OTHER INVESTMENTS		
—	**—**	**Subsidiaries**	**(0,8)**	(6,2)
—	**—**	Acquisition of minority interests	**(0,8)**	(6,2)
—	**(10,0)**	**Associated companies**	**(10,5)**	(20,0)
—	**(10,0)**	Cost of acquisitions	**(10,0)**	(7,3)
—	**—**	Proceeds on disposal	**3,0**	—
—	**—**	Net increase in loans	**(3,5)**	(12,7)
241,4	**159,7**	***Other investments***	**159,7**	249,2
241,4	**159,7**	Proceeds from disposals	**159,7**	249,2
241,4	**149,7**		**148,4**	223,0

	GROUP	
	2004	2003
	Rm	Rm

34. NET ASSETS OF SUBSIDIARIES ACQUIRED LESS DISPOSALS

During the year, the group entered into the following transactions:

- Disposed of Hammicks UK partially on 1 April 2003 and partially on 1 June 2003
- Disposed of Compress on 30 September 2003
- Disposed of HealthInSite on 31 January 2004

	GROUP 2004 Rm	GROUP 2003 Rm
Net assets of subsidiaries acquired less disposals		
Property, plant and equipment	**(67,6)**	(2,7)
Investment and loans	**0.9**	—
Net current assets	**(24,6)**	59,0
Long-term borrowings	**—**	(59,4)
Cash	**—**	(38,5)
Total net assets disposed of	**(91,3)**	(41,6)
Minority interests	**0.4**	—
(Profit) loss on disposal	**(18,4)**	4,7
Total consideration	**(109,3)**	(36,9)
Settled by:		
Other	**—**	(26,6)
Cash	**(109,3)**	(10,3)
	(109,3)	(36,9)
Net cash inflow (outflow) arising on acquisitions less disposals		
Cash consideration received	**109,3**	10,3
Bank balances and cash disposed of	**—**	(38,5)
	109,3	(28,2)

COMPANY			GROUP	
2003 Rm	**2004 Rm**		**2004 Rm**	2003 Rm
		35. ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT		
		Additions		
—	**—**	– to maintain operations	**59,5**	65,8
—	**—**	– to expand operations	**—**	5,1
—	**—**	Total additions (Note 14)	**59,5**	70,9
		36. CASH AND CASH EQUIVALENTS		
79,2	**179,4**	Bank balances, deposits and cash	**416,1**	290,8
34,3	**102,6**	Intercompany loans		
(172,6)	**(25,6)**	Bank overdrafts (Note 26)	**(83,8)**	(174,6)
(59,1)	**256,4**		**332,3**	116,2
		37. CONTINGENT LIABILITIES		
		Guarantees		
—	**—**	Guarantees in respect of subsidiary and associated companies	**1,0**	1,0
—	**—**	Minimum guarantees due to overseas creditors for titles in production	**18,7**	24,6
—	**—**	Bank guarantees in respect of bank facilities utilised by jointly-controlled entities	**1,0**	1,0
—	**—**	**Total guarantees**	**20,7**	26,6
—	**—**	**Other contingent liabilities**	**12,3**	2,0
—	**—**	Claims which may result from pending litigation	**1,5**	2,0
—	**—**	Licence fee dispute with the South African Revenue Services	**10,8**	—

COMPANY 2003 Rm	COMPANY **2004 Rm**		GROUP **2004 Rm**	GROUP 2003 Rm
		38. CAPITAL COMMITMENTS		
		Commitments for the acquisition of property, plant and equipment		
—	—	Contracted but not provided for	—	0,1
—	—	Authorised but not contracted for	**23,2**	60,0
—	—		**23,2**	60,1
		The capital expenditure will be financed from existing cash resources, future cash flows and borrowings.		
		39. LEASE COMMITMENTS		
		At the balance sheet date, the group had outstanding commitments under non-cancellable operating leases which fall due as follows:		
—	—	Within one year	**99,3**	108,3
—	—	More than one year but less than two years	**105,1**	153,4
—	—	More than two years but less than five years	**264,4**	255,6
—	—	More than five years	**315,3**	439,2
—	—		**784,1**	956,5

40. RETIREMENT BENEFIT PLANS

The group has made provisions for retirement schemes covering substantially all employees. All eligible employees are members of either defined contribution or defined benefit schemes administered by the group, or are members of funds within the various industries in which they are employed.

The contribution plans for all schemes are governed by the Pension Funds Act, 1956. The assets of the schemes are held separately from those of the group in funds under the control of trustees. The cost charged to income represents contributions payable to the schemes by the group at rates specified in the rules of each scheme. Where there are employees who leave the scheme prior to vesting fully in the contributions, the contributions payable by the group are reduced by the amount of forfeited contributions.

Defined contribution plans

The defined contribution funds are designed to provide a lump sum on retirement or a combination of a lump sum and a guaranteed pension. The benefits are dependent on the investment performance of the funds. Both employees and group companies contribute to the funds on a fixed contribution basis. No actuarial valuation of these funds is required.

Defined benefit plan

It is the policy of the group to ensure that the fund is adequately funded to provide for the pension liabilities of members of the fund. The cost of these liabilities is met by employees and group companies. The current service cost is charged to the income statements in the year in which the related services are rendered by the eligible employees. Actuarial valuations are carried out at three-yearly intervals by independent actuaries using the projected unit credit method. The principal actuarial assumptions used relate to the discount rates used in determining the present value of benefits, projected rates of remuneration growth and long-term expected rates of return on plan assets. Differences between assumptions and actual experience, effects of changes in actuarial assumptions and amendments to plans are spread over the estimated average remaining working lives of employees.

	2004	2003
Principal actuarial assumptions:		
Discount rate	**11% p.a**	13% p.a.
Expected return on plan assets	**11% p.a**	13% p.a.
Future salary increases	**8% p.a**	10% p.a.
Future pension increases	**5% p.a**	7% p.a.
Number of members:		
Active	**23**	23
Pensioners	**440**	429

Amounts recognised in the scheme's income statement are as follows:

	GROUP	
	2004	2003
	Rm	Rm
Current service cost	**0,4**	0,4
Interest cost	**7,8**	9,0
Expected return on plan assets	**(11,8)**	(14,9)
	(3,6)	(5,5)

40. RETIREMENT BENEFIT PLANS *(continued)*

Defined benefit plan *(continued)*

The actual return on plan assets was R11,9 million (2003: R14,9 million).

Fund status:

	GROUP			
	2004		2003	
	At valuation date Rm	**At balance sheet date Rm**	At valuation date Rm	At balance sheet date Rm
Present value of funded obligations	**79,4**	**79,4**	71,9	74,3
Fair value of plan assets	**(119,0)**	**(119,0)**	(122,6)	(116,4)
Net surplus	**(39,6)**	**(39,6)**	(50,7)	(42,1)

Post-retirement medical aid

Certain subsidiary companies have unfunded obligations to provide certain post-retirement medical aid benefits to its pensioners. The entitlement to these benefits is dependent on the employees remaining in service until retirement age. The accumulated post-retirement medical aid obligation and the annual costs of such benefits is determined by independent actuaries. The assumptions used are consistent with those adopted by the actuaries in determining pension costs and in addition include long-term estimates of the increases in medical costs and appropriate discount rates. The level of claims is based on the individual medical aid funds' experience.

	2004	2003
Principal actuarial assumptions:		
Discount rate	**8,9% p.a**	11,6% p.a.
Expected return plan assets	**12,5% p.a**	12,5% p.a.
Healthcare cost inflation rate	**7,0% p.a**	10,5% p.a.
Number of members:		
In-service membership	**702**	880
Continuation membership	**427**	428

The present value of the scheme's obligation at 31 March 2004 is R121,2 million (2003: R117,7 million). Of this obligation, R121,2 million (2003: R113,5 million) has been provided for at year-end.

COMPANY			GROUP	
2003 Rm	**2004 Rm**		**2004 Rm**	2003 Rm
		41. RELATED PARTY TRANSACTIONS		
		Directors' remuneration		
		Non-executive directors		
1,2	**1,0**	Fees for services as directors		
7,9	**8,7**	**Executive directors**		
4,2	**4,9**	Salaries		
2,5	**2,4**	Bonuses and performance-related payments		
1,2	**1,4**	Other incentives and benefits		
9,1	**9,7**	Total directors' remuneration		
(7,9)	**(8,7)**	Paid by subsidiaries		
1,2	**1,0**			

The remuneration of directors is decided by the remuneration committee having regard to comparable market information. In the case of non-executive directors, the emoluments are approved by the shareholders.

Other related party transactions

The company and its subsidiaries, in the normal course of business, enter into various transactions with its principal shareholder, Johnnic Holdings Limited, and its subsidiaries. These transactions are concluded at arm's length.

COMPANY 2003 Rm	COMPANY 2004 Rm		GROUP 2004 Rm	GROUP 2003 Rm
		The material transactions are as follows:		
3,6	**2,3**	Interest paid to subsidiary minorities	**2,3**	3,6
—	**—**	Net management fee received from Johnnic Holdings Limited	**—**	(0,7)
—	**—**	Trademark fee	**1,0**	—
3,6	**2,3**		**3,3**	2,9

	GROUP	
	2004	2003
42. JOINT VENTURES		
The group had the following effective interests in joint ventures:	**%**	%
– Nu Metro (Villiage Market) (Proprietary) Limited	**50,0**	50,0
– African Business Channel (Proprietary) Limited	**50,0**	50,0
– BDFM Publishers (Proprietary) Limited	**50,0**	50,0
– Northern Titles (Proprietary) Limited	**50,0**	50,0
– I-Net Bridge (Proprietary) Limited	**83,3**	83,3
– MTN Network Solutions (Proprietary) Limited	**40,0**	40,0
The following amounts are included in the group's financial statements as a result of the proportionate consolidation:	**Rm**	Rm
Current assets	**81,0**	100,1
Non-current assets	**75,8**	51,7
Current liabilities	**(61,6)**	(71,8)
Non-current liabilities	**—**	(50,6)
Income	**216,4**	208,6
Expenses	**(125,3)**	(192,1)
Goodwill amortisation	**(2,5)**	(3,0)
Exceptional items	**(0,5)**	(12,9)

Interests in major subsidiaries

Annexure 1

Subsidiaries in which Johnnic Communications Limited has a direct and indirect interest	Principal activity	Place of incorporation	Issued ordinary share capital	Effective % interest in issued ordinary share capital		BOOK VALUE OF HOLDING COMPANY INTEREST			
						Shares		Indebtedness	
				2004	2003	**2004**	2003	**2004**	2003
			Rm			**Rm**	Rm	**Rm**	Rm
Unlisted									
Advowson Investments (Pty) Limited	Investment holding	South Africa	*	**100,0**	100,0	**1,7**	1,7	**—**	—
CNAG (Pty) Limited	Investment holding	South Africa	*	**100,0**	100,0	**—**	—	**(33,0)**	(33,0)
Johnnic Communications Management Services (Pty) Limited	Management services	South Africa	*	**100,0**	100,0	**—**	—	**48,2**	35,1
Johncom Media Investments Limited	E-commerce	South Africa	0,2	**100,0**	100,0	**0,2**	0,2	**233,1**	233,3
Johnnic Entertainment Holdings Limited	Entertainment and retail stores	South Africa	3,9	**100,0**	100,0	**587,1**	587,1	**54,4**	—
Johnnic Group Services (Pty) Limited	Management services	South Africa	*	**100,0**	100,0	**—**	—	**—**	—
Johnnic Publishing Limited	Newspaper and magazine publishers	South Africa	0,1	**100,0**	100,0	**151,6**	151,6	**—**	(0,8)
Total book value of subsidiaries						**740,6**	740,6	**302,7**	234,6

*Less than R100 000

This annexure discloses interests in subsidiaries material to the financial position of the holding company.

A full list of subsidiaries is available to shareholders on request, at the registered office of Johnnic Communications Limited.

Interest in associated companies

Annexure 2

Details of the group's associated companies at 31 March 2004 are as follows:

Name	Principal activity	Place of incorporation	Financial year-end
Listed			
Caxton & CTP Publishers and Printers Limited	Printing and packaging	South Africa	June
*Electronic Media Network Limited	Subscription television service	South Africa	March
*SuperSport International Holdings Limited	Scheduler of sports and sports-related television programming	South Africa	March
Total listed associated companies			
Unlisted			
Afmed (Pty) Limited	Investment holding	South Africa	June
Allied Media Distributors (Pty) Limited	Distributor of publications	South Africa	December
Allied Publishing Limited	Distributor of publications	South Africa	December
Banner News Agency (Pty) Limited	Property investment	South Africa	December
Caxton Limited	Printing and Packaging	South Africa	June
Exclusive Books Airport (Pty) Limited	Book retailer	South Africa	March
Kilimanjaro Art, Culture and Entertainment Holdings (Pty) Limited	Entertainment venue	South Africa	March
MNH Holdings (Pty) Limited	Investment holding	South Africa	March
New Bucks Holdings Limited (trading as "eBucks")[1]	Internet exchange	South Africa	March
Random House (Pty) Limited	Book publisher	South Africa	June
Riverbend Learning Systems (Pty) Limited (trading as "eDegree")[2]	Distance learning	South Africa	March
The Newspaper Printing Company	Printing	South Africa	December
Three Groups Cinemas (Pty) Limited	Entertainment	South Africa	March
Trade Information Services (Pty) Limited (trading as "TradeWorld")	Online trade platform	South Africa	March
Trade Mark Television Productions (Pty) Limited	Entertainment	South Africa	March
Total unlisted associated companies			
Total book value of associated companies			

[1] Disposed of during the year.

[2] Aquired management control, therefore consolidated for the year ended 31 March 2004.

* Subsequent to year-end these shares have been delisted.

Effective % interest in issued ordinary share capital		Group book value of shares		Group loans		Group share of post-acquisition reserves	
2004	2003	**2004 Rm**	2003 Rm	**2004 Rm**	2003 Rm	**2004 Rm**	2003 Rm
36,2	35,7	**80,1**	70,1	**—**	—	**348,1**	315,5
26,0	26,0	**11,2**	11,2	**—**	—	**(2,2)**	(0,6)
26,0	26,0	**4,1**	4,1	**—**	—	**(2,9)**	(2,4)
		95,4	85,4	**—**	—	**343,0**	312,5
50,0	50,0	**2,7**	2,7	**—**	—	**274,5**	254,2
30,0	30,0	**—**	—	**0,3**	0,3	**0,9**	0,5
33,0	33,0	**—**	—	**0,8**	0,7	**0,7**	0,7
28,6	28,6	**—**	—	**0,3**	0,3	**—**	—
47,2	47,2	**4,9**	4,9	**—**	—	**101,3**	93,9
40,0	40,0	**—**	—	**0,1**	0,5	**0,1**	—
—	37,0	**—**	—	**—**	4,1	**—**	(3,1)
47,5	47,5	**147,0**	147,0	**—**	—	**(125,2)**	(73,8)
—	10,0	**—**	4,0	**—**	—	**—**	(2,3)
25,0	25,0	**0,3**	0,3	**—**	—	**3,7**	3,4
—	55,0	**—**	11,9	**—**	10,8	**—**	0,9
35,0	35,0	**—**	—	**23,7**	23,7	**—**	—
50,0	—	**—**	—	**4,2**	—	**0,3**	—
20,0	20,0	**0,3**	0,3	**4,2**	4,4	**(2,6)**	(2,4)
30,0	—	**0,6**	—	**—**	—	**0,2**	—
		155,8	171,1	**33,6**	44,8	**253,9**	272,0
		251,2	256,5	**33,6**	44,8	**596,9**	584,5

Group's attributable interest in associated companies

Annexure 3

BALANCE SHEET	* M-Net Rm	SuperSport Rm	CTP Rm	Other Rm	Total 2004 Rm	Total 2003 Rm
ASSETS AND LIABILITIES						
Property, plant, equipment & intangible assets	27,8	8,1	365,0	15,9	**416,8**	350,7
Investments and long-term receivables	42,2	44,8	20,9	0,2	**108,1**	64,6
Current assets	280,0	182,7	670,8	40,4	**1 173,9**	1 186,8
Total assets	350,0	235,6	1 056,7	56,5	**1 698,8**	1 602,1
Long-term borrowings	19,5	47,1	—	7,9	**74,5**	47,3
Deferred taxation	—	—	39,5	1,4	**40,9**	104,0
Current liabilities	351,9	156,4	205,8	43,3	**757,4**	609,8
Total liabilities	371,4	203,5	245,3	52,6	**872,8**	761,1
Attributable net asset value	(21,4)	32,1	811,4	3,9	**826,0**	841,0
Indebtedness	—	—	—	33,5	**33,5**	44,8
Unrecognised losses	21,4	—	—	—	**21,4**	—
Other	—	—	—	0,8	**0,8**	—
Book value	**—**	**32,1**	**811,4**	**38,2**	**881,7**	885,8

INCOME STATEMENT	* M-Net Rm	SuperSport Rm	CTP Rm	Other Rm	Total 2004 Rm	Total 2003 Rm
Revenue	—	244,5	1 035,6	98,4	**1 378,5**	1 862,2
Profit before taxation and exceptional items	—	6,5	182,2	3,5	**192,2**	263,9
Exceptional items	—	—	(3,2)	—	**(3,2)**	(54,3)
Profit before taxation	—	6,5	179,0	3,5	**189,0**	209,6
Taxation	—	(3,2)	(61,1)	(0,8)	**(65,1)**	(88,5)
Profit after taxation	—	3,3	117,9	2,7	**123,9**	121,1
Minority interests	—	—	(1,6)	—	**(1,6)**	(23,8)
Net profit for the year	**—**	**3,3**	**116,3**	**2,7**	**122,3**	97,3

* No earnings included for the current year due to remaining unrecognised losses.

Annexure 4

Johnnic Communications share incentive scheme	Directors	Employees	**2004 Total**	Directors	Employees	2003 Total
Outstanding at 1 April	481 100	2 875 700	**3 356 800**	56 100	776 600	832 700
Allocations	429 030	1 938 130	**2 367 160**	400 000	2 450 500	2 850 500
Reallocated*	—	—	**—**	25 000	(25 000)	—
Lapsed**	—	(704 510)	**(704 510)**	—	(326 400)	(326 400)
Relinquished***	(5 000)	(340 300)	**(345 300)**	—	—	—
Outstanding at 31 March	905 130	3 769 020	**4 674 150**	481 100	2 875 700	3 356 800
Share options allocated during the year:	429 030	1 938 130	**2 367 160**	400 000	2 450 500	2 850 500
Expiry date	2 013	2 013	**2 013**	2 012	2 012	2 012
Allocation price per share (R)	14,69	14,69	**14,69**	11,90	11,90	11,90
Aggregate proceeds if shares are issued (Rm)	6,3	28,5	**34,8**	4,8	29,1	33,9

* Relates to appointment during the year of an executive director
** Relates to retrenched and resigned employees
*** Relates to options relinquished in favour of a cash bonus

Terms of the options outstanding at 31 March	Allocation price R	**31 March 2004 Number**	31 March 2003 Number
Expiry date			
31 March 2010	135,00 - 148,00	**161 500**	558 000
31 March 2011	90,00	**52 280**	67 600
1 May 2012	11,90	**2 244 900**	2 731 200
1 July 2013	14,69	**2 215 470**	—
		4 674 150	3 356 800

Options are exercisable as follows:

Allocations 1 and 2 (Price R135,00)
25% - 1 year after allocation
50% - 2 years after allocation
75% - 3 years after allocation
100% - 4 years after allocation

Allocation 3 (Prices R90,00 - R148,00), 4 (Price R11,90) and 5 (Price R14,69)
20% – 2 years after allocation
40% – 3 years after allocation
60% – 4 years after allocation
100% – 5 years after allocation

An option is excercisable for a period of ten years from the date of the granting of the option, regulated by the rules of the scheme.

Shareholders' information

Analysis of ordinary shareholders at 31 March 2004

	Shareholding (Shares in 000's)						Total shareholding			
	1–10 000		10 001–100 000		Over 100 000		Shares in 000's			
Classification	**Holders**	**Shares**	**Holders**	**Shares**	**Holders**	**Shares**	**Holders**	**%**	**Shares**	**%**
Limited companies	2	*	—	—	4	65 355	6	1	65 355	63
Banks	12	13	4	173	4	2 724	20	2	2 910	3
Pension/provident funds	27	133	62	2 967	64	28 529	153	16	31 629	30
Growth funds/unit trusts	—	—	5	323	2	262	7	1	585	1
Investment companies	6	13	6	332	1	137	13	2	482	#
Nominee companies or trusts	68	140	16	507	4	558	88	9	1 205	1
Insurance companies	3	16	2	41	2	682	7	1	739	1
Individuals	608	206	5	58	2	538	615	65	802	1
Private companies	10	18	3	110	1	231	14	1	359	#
Other corporate bodies	9	13	—	—	—	—	9	1	13	#
Close corporations	4	*	2	30	—	—	6	1	30	#
Medical aid scheme	—	—	1	80	—	—	1	#	80	#
Totals	**749**	**552**	**106**	**4 621**	**84**	**99 016**	**939**	**100**	**104 189**	**100**

*** Less than 1 000**
 # Less than 0,5%



Limited companies
Banks
Pension/Provident funds
Growth funds/Unit trusts
Investments companies
Nominee companies or trusts
Insurance companies
Individuals
Private companies
Other corporate bodies
Close corporations
Medical aid scheme
Shareholding (Holders)
%
0.6
2.1
16.3
0.7
1.4
9.4
0.7
65.5
1.5
1.0
0.6
0.1
Shareholding (Shares)
%
62.7
2.8
30.4
0.6
0.5
1.2
0.7
0.8
0.3
0.0
0.0
0.1

Geographic analysis of shareholders at 31 March 2004

Classification	Holders	%	Shares (000's)	%
Resident	905	96	99 256	95
Non-resident	34	4	4 933	5
Total	**939**	**100**	**104 189**	**100**

Stock exchange performance	**2004**	2003	2002	2001
Closing price (cents per share)	**2 062**	1 378	1 250	9 100
Total number of shares traded ('000)	**4 631**	12 531	44 762	13 274
Total value of shares traded (R'000)	**77 176**	169 827	1 442 808	1 779 341
Number of shares traded as a % of issued shares	**4,44**	12,03	42,96	12,74
Number of transactions	**452**	807	4 601	6 648
Highest price (cents per share)	**2 700**	1 651	12 800	18 600
Lowest price (cents per share)	**1 375**	1 190	1 140	8 190
Average weighted traded price (cents per share)	**1 667**	1 414	3 223	13 405
Average media index	**8 225**	5 449	5 631	9 598
Average industrial index	**7 235**	7 072	7 495	8 407
Dividend yield (%)	**1,45**	—	—	—
Earnings yield (%) (total headline earnings)	**8,24**	10,96	18,64	4,97
Price/earnings multiple (total headline earnings)	**12,13**	9,12	5,36	20,13
Free float (%)	**40,0**	40,0	32,0	12,7

Notice of annual general meeting

JOHNNIC COMMUNICATIONS LIMITED

(Registration number 1889/000352/06)
(Incorporated in the Republic of South Africa)
("Johncom" or "the company")
Share code: JCM ISIN: ZAE000024584

Notice is hereby given that the annual general meeting of shareholders of the company will be held at the offices of Johncom, Johncom House, Ground Floor, the Auditorium, 4 Biermann Avenue, Rosebank, Johannesburg on Thursday, 23 September 2004 at 09h00 for the purpose of considering, and if deemed fit, passing with or without modification, the following resolutions:

1. To receive, consider and adopt the annual financial statements of the company and the group for the year ended 31 March 2004, together with the directors' and independent auditors' reports.

2. To re-elect the retiring directors by a single resolution provided such resolution is passed unanimously.

3. To re-elect the following as directors of the company, who retire by rotation in terms of the company's articles of association and who are eligible and offer themselves for re-election:
   3.1 P C Desai
   3.2 N Jacobsohn
   3.3 D M Mashabela
   3.4 T A Wixley

   An abbreviated curriculum vitae in respect of each director offering himself for re-election is contained on page 3 of the annual report of which this notice forms part.

4. To re-appoint Deloitte & Touche as independent auditors of the company.

   As special business, to consider and, if deemed fit, pass with or without modification, the following resolutions:

5. Special resolution number 1

"**Resolved that** the company approves, as a general approval contemplated in section 85 and section 89 of the Companies Act, 61 of 1973, as amended (the Act), the acquisition by the company (or by a subsidiary of the company) of ordinary shares issued by the company on such terms and conditions and in such amounts as the directors of the company may decide, but subject always to the provisions of the Act and the Listings Requirements of the JSE Securities Exchange South Africa (JSE), which general approval shall endure until the forthcoming annual general meeting of the company (whereupon this approval shall lapse unless it is renewed at the aforementioned annual general meeting), provided that it shall not extend beyond 15 months from the date of registration of this special resolution, subject to the following limitations:

- the repurchase of securities is implemented through the order book of the JSE trading system, without any prior understanding or arrangement between the company and the counter party.
- the company is authorised thereto by its articles of association.
- the general repurchase by the company is limited to a maximum of 20% in aggregate of the company's issued share capital in any one financial year.
- the general repurchase by the subsidiaries of the company is limited to a maximum of 10% in aggregate of the company's issued share capital in any one financial year.
- the repurchase is not made at a price greater than 10% above the weighted average of the market value for the securities for the five business days immediately preceding the date on which the transaction was effected.
- the repurchase does not take place during a prohibited period as defined in paragraph 3.67 of the Listings Requirements of the JSE.
- the company publishes an announcement after it or its subsidiaries has cumulatively acquired 3% of the number of ordinary shares in issue at the time that the shareholders' authority for the purchase is granted and for each 3% in aggregate of the initial number acquired thereafter.
- the company and the group are in a position to repay their debt in the ordinary course of business for the following year.
- the consolidated assets of the company, being fairly valued in accordance with Generally Accepted Accounting Practice, are in excess of the consolidated liabilities of the company for the following year.
- the ordinary capital and reserves of the company and the group are adequate for the next twelve months.
- the available working capital is adequate to continue the operations of the company and the group in the following year.
- upon entering the market to proceed with the repurchase, the company's sponsor has complied with its responsibilities contained in schedule 25 of the JSE Listings Requirements.
- the company remains in compliance with paragraphs 3.37 to 3.41 of the Listings Requirements of the JSE concerning shareholder spread after such repurchase.
- the company appoints only one agent to effect any repurchases on its behalf."

The reason for and effect of special resolution number 1 is to authorise the company and its subsidiaries, by way of general approval, to acquire its own issued ordinary shares, on terms and conditions and in amounts to be determined by the directors of the company, subject to certain statutory provisions and the Listings Requirements of the JSE.

Directors' statement regarding the utilisation of the authority sought

The directors of the company (the board) have no immediate intention to use this authority to purchase the ordinary shares of the company. However, the board is of the opinion that this authority should be in place should it be appropriate to undertake a share repurchase during the currency of the authority.

Other disclosure in terms of the Listings Requirements of the JSE

The following additional information, some of which may appear elsewhere in the annual report of which this notice forms part, is provided in terms of the Listings Requirements of the JSE for purposes of this general authority:

- Directors and management – pages 1 and 3
- Major beneficial shareholders – page 33.
- Directors' interests in ordinary shares – page 33.
- Share capital of the company – page 59.

Litigation statement

The directors of the company whose names appear on page 3 of the annual report of which this notice forms part, are not aware of any legal or arbitration proceedings, including proceedings that are pending or threatened, that may have or had in the recent past, (being at least the previous 12 months), a material effect on the group's financial position.

Director's responsibility statement

The directors whose names appear on page 3 of the annual report, collectively and individually, accept full responsibility for the accuracy of the information pertaining to this special resolution and certify that, to the best of their knowledge and belief, there are no facts that have been omitted which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that the special resolution contains all information.

Material changes

Other than the facts and developments reported on in the annual report, there have been no material changes in the affairs or financial position of the company and its subsidiaries since the date of signature of the audit report and up to the date of this notice.

6. Ordinary resolution number 1

"**Resolved that** the entire authorised but unissued share capital of the company, from time to time, be placed under the control of the directors of the company until the next annual general meeting with the authority to allot and issue all or part thereof at their discretion, subject to sections 221 and 222 of the Companies Act, 61 of 1973, as amended, and the Listing Requirements of the JSE."

7. Ordinary resolution number 2

"**Resolved that**, pursuant to the articles of association of the company, the directors of the company be and are hereby authorised, until the next annual general meeting of the company (whereupon this authority shall lapse, unless it is renewed at the aforementioned annual general meeting, provided that it shall not extend beyond 15 months from the date of this annual general meeting), to allot and issue ordinary shares for cash subject to the Listing Requirements of the JSE and the Companies Act, 61 of 1973, as amended, on the following bases:

- the allotment and issue of ordinary shares for cash shall be made only to persons qualifying as public shareholders as defined in the Listings Requirements of the JSE, and not to related parties.
- the number of ordinary shares issued for cash shall not in the aggregate in any one financial year of the company (commencing 1 April 2004) exceed 15% of the company's issued ordinary shares. The number of ordinary shares which may be issued for cash shall be based on the number of ordinary shares in issue at the date of the application, less any ordinary shares issued by the company during the current financial year, provided that any ordinary shares to be issued for cash pursuant to a rights issue (announced, irrevocable and underwritten) or acquisition (concluded up to the date of application) may be included as though they were ordinary shares in issue at the date of application.
- the maximum discount at which ordinary shares may be issued for cash is 10% of the weighted average traded price on the JSE of those ordinary shares over 30 days prior to the date that the price of the issue is determined by the directors of the company.
- after the company has issued ordinary shares for cash which represent, on a cumulative basis within a financial year, 5% or more of the number of ordinary shares in issue prior to that issue, the company shall publish an announcement containing full details of the issue, including the effect of the issue on the net asset value and earnings per share of the company.
- the securities which are the subject of the issue for cash must be of a class already in issue, or where this is not the case, must be limited to such securities or rights that are convertible into a class already in issue."

Note: In terms of the Listings Requirements of the JSE, a 75% majority of the votes cast by shareholders present or represented by proxy at the annual general meeting must be cast in favour of ordinary resolution 2 for it to be approved.

8. Ordinary resolution number 3

"**Resolved that** the annual remuneration of the nominations committee members with effect from 22 September 2004 will be as set out below:

Nominations Committee	
Chairperson	R25 000
Attendance per meeting	R 4 000
Member	R15 000
Attendance per meeting	R 3 400"

9. Ordinary resolution number 4

"**Resolved that** any director of the company or the company secretary be and is hereby authorised to take all actions necessary and sign all required documents issued by the company to give effect to special resolution number 1 and ordinary resolution numbers 1, 2 and 3."

Voting and proxies

A shareholder of the company entitled to attend, speak and vote at the annual general meeting is entitled to appoint a proxy or proxies to attend, speak and on a poll to vote in his/her stead. The proxy need not be a shareholder of the company. A form of proxy is enclosed for the convenience of any certificated shareholder and own-name registered dematerialised shareholder who cannot attend the annual general meeting but who wishes to be represented thereat.

On a show of hands, every shareholder of the company present in person or represented by proxy shall have one vote only. On a poll, every shareholder of the company present in person or represented by proxy shall have one vote for every share held in the company by such shareholder.

Forms of proxy may also be obtained on request from the company's registered office. The completed forms of proxy must be deposited at, posted or faxed to the Registrars at the address below, to be received by no later than 09h00 on Tuesday 21 September 2004. Any member who completes and lodges a form of proxy will nevertheless be entitled to attend and vote in person at the annual general meeting should the member subsequently decide to do so.

Shareholders who have dematerialised their ordinary shares through a Central Securities Depository Participant (CSDP) or broker, other than own-name registered dematerialised shareholders, who wish to attend the annual general meeting, must request their CSDP or broker to issue them with a letter of representation.

Should shareholders who have dematerialised their ordinary shares wish to vote by proxy, they must provide their CSDP or broker with their voting instructions in terms of the custody agreement entered into between the dematerialised shareholders and their CSDP or broker in the manner and cut-off time as stipulated therein.

By order of the board

JR Matisonn
Company Secretary
16 August 2004

Registered office

Johncom House
4 Biermann Avenue, Rosebank
Johannesburg, 2196

P O Box 1746
Saxonwold, 2132

Registrars

Computershare Investor Services 2004 (Proprietary) Limited
70 Marshall Street, Johannesburg, 2001

P O Box 61051
Marshalltown, 2107

Administration

Directorate
M E Ramano (Chairperson)
A C G Molusi (Chief Executive Officer) *
C B Brayshaw
P C Desai *
N Jacobsohn *
P M Jenkins *
D M Mashabela
J R D Modise
W S Moutloatse
T R A Oliphant
K C Ramon
T A Wixley

* Executive

Company Secretary and registered office
J R Matisonn
Johncom House
4 Biermann Avenue
Rosebank, 2196
PO Box 1746
Saxonwold, 2132

Contact details
Telephone:
National (011) 280-3000
International +27 11 280-3000

Facsimile:
National (011) 280-5099
International +27 11 280-5099

Internet:
http://www.johncom.co.za

Company registration number
1889/000352/06

Attorneys
Werksmans Inc
155 5th Street
Sandown
Sandton, 2196
Private Bag 10015
Sandton, 2146

Sponsor
Nedbank Capital
A division of Nedbank Limited
3rd Floor Block F
Corporate Place
135 Rivonia Road
Sandown, 2196
PO Box 1144
Johannesburg, 2000

Registrars
Computershare Investor Services 2004 (Pty) Ltd
70 Marshall Street
Johannesburg, 2001
PO Box 61051
Marshalltown, 2107

Auditors
Deloitte & Touche
The Woodlands
Building 3, Deloitte Place
Woodmead, Sandton
Private Bag X1
Gallo Manor, 2052

SHAREHOLDERS' DIARY

Financial year-end		31 March
Annual general meeting		23 September 2004
Reports		
Audited financial results announcement	Published	25 June 2004
Annual financial statements	Posted	16 August 2004

Dates are subject to alteration

Johnnic Communications Design Studio

Form of proxy

JOHNNIC COMMUNICATIONS LIMITED (the company)

(Incorporated in the Republic of South Africa)
(Registration number 1889/000352/06)
Share code: JCM   ISIN: ZAE000024584

For the annual general meeting on Thursday, 23 September 2004

A shareholder entitled to attend and vote at the meeting may appoint one or more proxies to attend and vote on a poll and speak in his/her stead.

A proxy need not be a shareholder of the company.

I/We...(name in block letters) of (address ....

....) being a shareholder(s) of the company, and entitled to..................votes, do hereby appoint...of....................................or failing him/her, the chairperson of the meeting, as my/our proxy to represent me/us at the annual general meeting to be held at Johncom House, Auditorium, Ground Floor, 4 Biermann Avenue, Rosebank, Johannesburg on Thursday, 23 September 2004 at 09h00, and at any adjournment thereof, and to vote for, against or abstain from voting, as follows on:

	For	Against	Abstain
1. The adoption of the group annual financial statements for the year ended 31 March 2004			
2. The re-election of the directors by a single resolution 3. The re-election of the following directors: 3.1. P C Desai 3.2. N Jacobsohn 3.3. D M Mashabela 3.4. T A Wixley			
4. The re-appointment of the auditors of the company			
5. Special resolution number 1: General authority to buy back shares			
6. Ordinary resolution number 1: Placing of unissued shares under directors' control			
7. Ordinary resolution number 2: Authority to issued shares for cash			
8. Ordinary resolution number 3: Annual remuneration of the nominations committee members			
9. Ordinary resolution number 4: Authority given to a director to sign all necessary documents			

Signed at..on..2004.

Signature of shareholder(s)..

Assisted by (where applicable)..

Note:

1. Mark with an "X" whichever is applicable. Unless otherwise directed, the proxy will vote as he/she thinks fit.

2. If this proxy form is signed under power of attorney, such power of attorney, unless previously registered with the company, must accompany it, failing which the proxy form cannot be used at the meeting.

3. This proxy form must be signed, dated and returned so as to reach the company's registrars, Computershare Investor Services 2004 (Proprietary) Limited, 70 Marshall Street, Johannesburg; P O Box 61051, Marshalltown, 2107 at least 48 (forty-eight) hours before the meeting.

EXPLANATORY NOTES

1. A deletion of any printed matter and the completion of any blank spaces need not be signed or initialled. Any alteration or correction must be initialled by signatory(ies).

2. Shareholders who have dematerialised their shares and wish to attend the annual general meeting must contact their Central Securities Depository Participant (CSDP) or broker who will provide them with the necessary authority to attend the annual general meeting, or they may instruct their CSDP or broker as to how they wish to vote in this regard. This has to be done in terms of the agreement entered into between such shareholder and the CSDP or broker. However, those shareholders who are recorded in the sub-register in electronic format in their own name are entitled to complete the proxy form.

3. The chairperson of the meeting will be entitled to decline to accept the authority of a person signing the proxy form (a) under a power of attorney (b) on behalf of a company, unless that person's power of attorney is deposited at the offices of the company's registrars not less than 48 (forty-eight) hours before the meeting.

4. If two or more proxies attend the meeting, then the person attending the meeting whose name appears first on the proxy form and whose name is not deleted, will be regarded as the validly appointed proxy.

5. When there are joint holders of shares, any one holder may sign the form of proxy. In the case of joint owners, the senior who tenders a vote will be accepted to the exclusion of other joint holders. Seniority will be determined by the order in which names stand in the register of shareholders.

6. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity must be attached to this form of proxy unless previously recorded by the company's registrars or waived by the chairperson of the annual general meeting.

7. The completion and lodging of this form of proxy will not preclude the shareholder who grants this proxy from attending the meeting and speaking and voting in person to the exclusion of any proxy appointed in terms hereof should such shareholder wish to do so.

8. A company or any other body corporate wishing to vote on a show of hands should ensure that the resolution required by section 188 of the South African Companies Act, 1973 (Act 61 of 1973), as amended (the Act), to authorise a representative to vote is passed by its directors or other governing body. Resolutions authorising representatives in terms of section 188 of the Act must be received by the registrars no later than 48 (forty-eight) hours prior to the time fixed for the meeting.

Johnnic Communications Limited

Johncom House

Biermann Avenue, Rosebank, 2196

PO Box 1746, Saxonwold, 2132

Tel: +2711 280-3000

Fax: +2711 280-5005

Email: mattsonm@johncom.co.za

http://www.johncom.co.za

johnnic
communications